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UNITED STATES
Securities and Exchange Commission
Washington, D.C. 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Republic of Colombia
Exact name of registrant as specified in charter

0000917142
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2005
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-109215
SEC file number, if available

S-____________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-____________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2005
Report period (if applicable)

____
Name of Person Filing the Document (If other than the Registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bogotá, D.C., Colombia, on July 12, 2006.

REPUBLIC OF COLOMBIA

By: /s/ Alberto Carrasquilla Barrera
Alberto Carrasquilla Barrera
Minister of Finance and Public Credit

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Republic of Colombia's Annual Report on Form 18-K for the year ended December 31, 2005 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

TABBEG

TABBEG

EI

EI

EXHIBIT INDEX

Exhibit

C. Copy of the Revenues, Budget and Appropriations Law for 2006 of the Republic of Colombia

TABBEG

TABBEG

EXH

EXH

EXHIBIT C

LEY No. 998
29 DE NOVIEMBRE DE 2005

"POR LA CUAL SE DECRETA EL PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL Y LA LEY DE APROPIACIONES PARA LA VIGENCIA FISCAL DEL 1° DE ENERO AL 31 DE DICIEMBRE DE 2006"

EL CONGRESO DE COLOMBIA

DECRETA

PRIMERA PARTE

PRESUPUESTO DE RENTAS Y RECURSOS DE CAPITAL

ARTÍCULO 1o. Fíjense los cómputos del presupuesto de rentas y recursos de capital del Tesoro de la Nación para la vigencia fiscal del 1o. de enero al 31 de diciembre de 2006, en la suma de CIENTO CINCO BILLONES TRESCIENTOS NOVENTA Y DOS MIL SEISCIENTOS CUATRO MILLONES OCHOCIENTOS OCHENTA Y CUATRO MIL CIENTO ONCE PESOS MONEDA LEGAL ($105.392.604.884.111), según el detalle del Presupuesto de Rentas y Recursos de Capital para el 2006, así:

RENTAS DEL PRESUPUESTO GENERAL DE LA NACION

I - INGRESOS DEL PRESUPUESTO NACIONAL		98,771,917,811,394
1.	INGRESOS CORRIENTES DE LA NACION	46,316,487,000,000
2.	RECURSOS DE CAPITAL DE LA NACION	47,415,546,024,122
5.	RENTAS PARAFISCALES	598,934,331,501
6.	FONDOS ESPECIALES	4,440,950,455,771
II - INGRESOS DE LOS ESTABLECIMIENTOS PUBLICOS		6,620,687,072,717
021000	AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -	
	A- INGRESOS CORRIENTES	50,000,000,000
	B- RECURSOS DE CAPITAL	90,000,000,000
032000	INSTITUTO COLOMBIANO PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGIA "FRANCISCO JOSE DE CALDAS" (COLCIENCIAS)	
	A- INGRESOS CORRIENTES	3,075,865,821
	B- RECURSOS DE CAPITAL	2,080,724,380
032400	SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS	
	A- INGRESOS CORRIENTES	50,501,261,194

040200	FONDO ROTATORIO DEL DANE	
	A- INGRESOS CORRIENTES	7,158,733,491
	B- RECURSOS DE CAPITAL	1,708,390,073
040300	INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC	
	A- INGRESOS CORRIENTES	28,170,094,870
050300	ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)	
	A- INGRESOS CORRIENTES	42,113,435,000
	B- RECURSOS DE CAPITAL	5,850,400,000
060200	FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD	
	A- INGRESOS CORRIENTES	44,773,721,000
	B- RECURSOS DE CAPITAL	20,720,782,000
110200	FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES	
	A- INGRESOS CORRIENTES	47,540,070,310
	B- RECURSOS DE CAPITAL	11,701,900,000
130800	SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA	
	A- INGRESOS CORRIENTES	5,241,540,000
	B- RECURSOS DE CAPITAL	832,532,353
131000	UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES	
	A- INGRESOS CORRIENTES	22,887,600,000
	B- RECURSOS DE CAPITAL	7,750,000,000
131100	SUPERINTENDENCIA BANCARIA	
	A- INGRESOS CORRIENTES	86,328,196,287
	B- RECURSOS DE CAPITAL	2,200,000,000
150300	CAJA DE RETIRO DE LAS FUERZAS MILITARES	
	A- INGRESOS CORRIENTES	96,181,538,000
	B- RECURSOS DE CAPITAL	1,696,253,000
150400	FONDO ROTATORIO DEL EJERCITO	
	A- INGRESOS CORRIENTES	218,737,200,000
	B- RECURSOS DE CAPITAL	300,000,000
150500	FONDO ROTATORIO DE LA ARMADA NACIONAL	
	A- INGRESOS CORRIENTES	70,583,700,000
	B- RECURSOS DE CAPITAL	969,500,000
150600	FONDO ROTATORIO DE LA FUERZA AEREA	
	A- INGRESOS CORRIENTES	39,120,000,000
	B- RECURSOS DE CAPITAL	1,493,200,000
150700	INSTITUTO CASAS FISCALES DEL EJERCITO	
	A- INGRESOS CORRIENTES	25,554,000,000
	B- RECURSOS DE CAPITAL	1,897,700,000

150800	**DEFENSA CIVIL COLOMBIANA**	
	A- INGRESOS CORRIENTES	1,000,000,000
	B- RECURSOS DE CAPITAL	25,200,000
151000	**CLUB MILITAR DE OFICIALES**	
	A- INGRESOS CORRIENTES	23,569,005,000
	B- RECURSOS DE CAPITAL	1,486,000,000
151100	**CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL**	
	A- INGRESOS CORRIENTES	88,554,000,000
	B- RECURSOS DE CAPITAL	9,136,000,000
151200	**FONDO ROTATORIO DE LA POLICIA**	
	A- INGRESOS CORRIENTES	119,730,882,000
	B- RECURSOS DE CAPITAL	1,034,148,000
151900	**HOSPITAL MILITAR**	
	A- INGRESOS CORRIENTES	114,352,317,000
	B- RECURSOS DE CAPITAL	12,412,443,000
170200	**INSTITUTO COLOMBIANO AGROPECUARIO (ICA)**	
	A- INGRESOS CORRIENTES	33,816,974,600
	B- RECURSOS DE CAPITAL	9,549,535,000
170300	**INSTITUTO COLOMBIANO DE LA REFORMA AGRARIA - INCORA EN LIQUIDACION**	
	A- INGRESOS CORRIENTES	129,700,000
	B- RECURSOS DE CAPITAL	480,600,000
170500	**INSTITUTO NACIONAL DE ADECUACION DE TIERRAS - INAT EN LIQUIDACION**	
	A- INGRESOS CORRIENTES	100,000,000
	B- RECURSOS DE CAPITAL	2,200,000,000
171300	**INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER**	
	A- INGRESOS CORRIENTES	14,486,590,400
	B- RECURSOS DE CAPITAL	5,564,610,100
210300	**INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-**	
	A- INGRESOS CORRIENTES	35,493,000,000
	B- RECURSOS DE CAPITAL	4,488,000,000
210900	**UNIDAD DE PLANEACION MINERO ENERGETICA - UPME**	
	A- INGRESOS CORRIENTES	12,363,500,000
	B- RECURSOS DE CAPITAL	473,100,000
211000	**INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-**	
	A- INGRESOS CORRIENTES	13,578,600,000
	B- RECURSOS DE CAPITAL	5,198,400,000
211100	**AGENCIA NACIONAL DE HIDROCARBUROS - ANH**	
	A- INGRESOS CORRIENTES	287,061,854,937
	B- RECURSOS DE CAPITAL	1,390,000,000

220200	INSTITUTO COLOMBIANO PARA EL FOMENTO DE LA EDUCACION SUPERIOR (ICFES)	
	A- INGRESOS CORRIENTES	32,639,276,079
	B- RECURSOS DE CAPITAL	26,200,000,000
220300	INSTITUTO COLOMBIANO DE CREDITO EDUCATIVO Y ESTUDIOS TECNICOS EN EL EXTERIOR (ICETEX)	
	A- INGRESOS CORRIENTES	111,155,280,783
	B- RECURSOS DE CAPITAL	46,680,734,621
220900	INSTITUTO NACIONAL PARA SORDOS (INSOR)	
	A- INGRESOS CORRIENTES	253,839,675
221000	INSTITUTO NACIONAL PARA CIEGOS (INCI)	
	A- INGRESOS CORRIENTES	125,000,000
	B- RECURSOS DE CAPITAL	50,300,000
221100	INSTITUTO TECNOLOGICO PASCUAL BRAVO - MEDELLIN	
	A- INGRESOS CORRIENTES	2,988,848,700
	B- RECURSOS DE CAPITAL	191,500,000
222600	UNIVERSIDAD NACIONAL ABIERTA Y A DISTANCIA - UNAD	
	A- INGRESOS CORRIENTES	20,155,075,000
	B- RECURSOS DE CAPITAL	5,781,400,000
223000	COLEGIO MAYOR DE ANTIOQUIA	
	A- INGRESOS CORRIENTES	1,542,138,015
	B- RECURSOS DE CAPITAL	1,903,132,712
223100	COLEGIO MAYOR DE BOLIVAR	
	A- INGRESOS CORRIENTES	1,071,599,999
	B- RECURSOS DE CAPITAL	179,559,089
223200	COLEGIO MAYOR DEL CAUCA	
	A- INGRESOS CORRIENTES	735,985,763
	B- RECURSOS DE CAPITAL	118,403,392
223400	INSTITUTO TECNICO CENTRAL	
	A- INGRESOS CORRIENTES	2,104,406,300
	B- RECURSOS DE CAPITAL	407,900,000
223500	INSTITUTO SUPERIOR DE EDUCACION RURAL DE PAMPLONA - ISER	
	A- INGRESOS CORRIENTES	1,086,180,003
	B- RECURSOS DE CAPITAL	131,118,433
223600	INSTITUTO DE EDUCACION TECNICA PROFESIONAL DE ROLDANILLO	
	A- INGRESOS CORRIENTES	500,091,570
	B- RECURSOS DE CAPITAL	33,800,000
223700	INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE CIENAGA	
	A- INGRESOS CORRIENTES	390,960,000
	B- RECURSOS DE CAPITAL	16,800,000

223800	INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA	
	A- INGRESOS CORRIENTES	243,797,002
223900	INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR	
	A- INGRESOS CORRIENTES	1,172,895,773
	B- RECURSOS DE CAPITAL	267,600,000
224000	INSTITUTO TECNICO AGRICOLA - ITA - DE BUGA	
	A- INGRESOS CORRIENTES	332,601,000
	B- RECURSOS DE CAPITAL	114,113,318
224100	INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL	
	A- INGRESOS CORRIENTES	564,000,000
	B- RECURSOS DE CAPITAL	63,600,000
224200	INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI	
	A- INGRESOS CORRIENTES	484,853,977
	B- RECURSOS DE CAPITAL	130,000,000
224300	COLEGIO INTEGRADO NACIONAL "ORIENTE DE CALDAS"	
	A- INGRESOS CORRIENTES	177,200,000
	B- RECURSOS DE CAPITAL	28,100,000
224500	BIBLIOTECA PUBLICA PILOTO DE MEDELLIN PARA AMERICA LATINA	
	A- INGRESOS CORRIENTES	569,138,279
225200	INSTITUTO TECNOLOGICO DEL PUTUMAYO	
	A- INGRESOS CORRIENTES	354,916,649
225400	INSTITUTO TECNOLOGICO DE SOLEDAD - ATLANTICO ITSA	
	A- INGRESOS CORRIENTES	2,031,822,089
	B- RECURSOS DE CAPITAL	171,400,000
230600	FONDO DE COMUNICACIONES	
	A- INGRESOS CORRIENTES	169,208,998,926
	B- RECURSOS DE CAPITAL	116,368,000,000
230700	COMISION NACIONAL DE TELEVISION	
	A- INGRESOS CORRIENTES	76,919,500,000
	B- RECURSOS DE CAPITAL	27,764,600,000
240200	INSTITUTO NACIONAL DE VIAS	
	A- INGRESOS CORRIENTES	343,457,316,768
	B- RECURSOS DE CAPITAL	98,636,683,232
240300	FONDO NACIONAL DE CAMINOS VECINALES EN LIQUIDACION	
	B- RECURSOS DE CAPITAL	1,517,500,000
241200	UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL	
	A- INGRESOS CORRIENTES	351,761,564,970
	B- RECURSOS DE CAPITAL	19,973,800,000

241300	INSTITUTO NACIONAL DE CONCESIONES - INCO	
	A- INGRESOS CORRIENTES	8,581,800,000
	B- RECURSOS DE CAPITAL	743,200,000
260200	FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA	
	A- INGRESOS CORRIENTES	727,100,545
	B- RECURSOS DE CAPITAL	24,186,490,754
280200	FONDO ROTATORIO DE LA REGISTRADURIA	
	A- INGRESOS CORRIENTES	16,058,560,302
	B- RECURSOS DE CAPITAL	19,645,429,995
280300	FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL	
	B- RECURSOS DE CAPITAL	2,774,000,000
290200	INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES	
	A- INGRESOS CORRIENTES	240,000,000
320200	INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM	
	A- INGRESOS CORRIENTES	4,944,000,000
320400	FONDO NACIONAL AMBIENTAL	
	A- INGRESOS CORRIENTES	6,714,300,100
	B- RECURSOS DE CAPITAL	2,161,350,420
324000	INSTITUTO NACIONAL DE VIVIENDA DE INTERES SOCIAL Y REFORMA URBANA -INURBE- EN LIQUIDACION	
	A- INGRESOS CORRIENTES	200,000,000
	B- RECURSOS DE CAPITAL	23,378,300,000
324100	FONDO NACIONAL DE VIVIENDA - FONVIVIENDA	
	B- RECURSOS DE CAPITAL	20,000,000,000
330400	ARCHIVO GENERAL DE LA NACION	
	A- INGRESOS CORRIENTES	6,694,163,629
	B- RECURSOS DE CAPITAL	191,161,379
330500	INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA	
	A- INGRESOS CORRIENTES	288,210,000
330600	INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES	
	A- INGRESOS CORRIENTES	17,288,600,000
	B- RECURSOS DE CAPITAL	5,961,100,000
330700	INSTITUTO CARO Y CUERVO	
	A- INGRESOS CORRIENTES	70,537,500
350200	SUPERINTENDENCIA DE SOCIEDADES	
	A- INGRESOS CORRIENTES	42,380,790,000
	B- RECURSOS DE CAPITAL	14,175,000,000

360200	SERVICIO NACIONAL DE APRENDIZAJE (SENA)	
	A- INGRESOS CORRIENTES	105,838,500,000
	B- RECURSOS DE CAPITAL	65,310,800,000
	C- CONTRIBUCIONES PARAFISCALES	846,544,600,000
360300	FONDO DE PREVISION SOCIAL DEL CONGRESO	
	A- INGRESOS CORRIENTES	11,243,487,000
	B- RECURSOS DE CAPITAL	3,453,201,000
360500	FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA	
	A- INGRESOS CORRIENTES	37,145,000,000
	B- RECURSOS DE CAPITAL	1,096,000,000
360600	INSTITUTO NACIONAL DE SALUD (INS)	
	A- INGRESOS CORRIENTES	1,878,781,929
	B- RECURSOS DE CAPITAL	200,000,000
360700	INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)	
	B- RECURSOS DE CAPITAL	141,552,689,000
	C- CONTRIBUCIONES PARAFISCALES	1,440,540,050,000
360800	SUPERINTENDENCIA NACIONAL DE SALUD	
	A- INGRESOS CORRIENTES	18,994,095,000
	B- RECURSOS DE CAPITAL	1,293,000,000
360900	INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA	
	A- INGRESOS CORRIENTES	30,301,443,810
	B- RECURSOS DE CAPITAL	948,000,000
370500	SUPERINTENDENCIA DE NOTARIADO Y REGISTRO	
	A- INGRESOS CORRIENTES	224,778,105,293
	B- RECURSOS DE CAPITAL	65,795,037,155
370600	INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC	
	A- INGRESOS CORRIENTES	274,000,000
	B- RECURSOS DE CAPITAL	76,000,000
370700	DIRECCION NACIONAL DE ESTUPEFACIENTES	
	A- INGRESOS CORRIENTES	1,100,123,292
	B- RECURSOS DE CAPITAL	116,585,636,681
380100	COMISION NACIONAL DEL SERVICIO CIVIL	
	A- INGRESOS CORRIENTES	14,741,300,000
III - TOTAL INGRESOS		105,392,604,884,111

SEGUNDA PARTE

ARTÍCULO 2o. PRESUPUESTO DE GASTOS O LEY DE APROPIACIONES. Aprópiese para atender los gastos de funcionamiento, inversión y servicio de la deuda pública del Presupuesto General de la Nación durante la vigencia fiscal del 1o. de enero al 31 de diciembre de 2006 una suma por valor de: CIENTO CINCO BILLONES TRESCIENTOS NOVENTA Y DOS MIL SEISCIENTOS CUATRO MILLONES OCHOCIENTOS OCHENTA Y CUATRO MIL CIENTO ONCE PESOS MONEDA LEGAL ($105.392.604.884.111), según el detalle que se encuentra a continuación:

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 0101			
		CONGRESO DE LA REPUBLICA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	247,835,857,913		247,835,857,913
C.		PRESUPUESTO DE INVERSION	42,500,000,000		42,500,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	2,150,000,000		2,150,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,150,000,000		2,150,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	38,350,000,000		38,350,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	38,350,000,000		38,350,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000		500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,500,000,000		1,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,500,000,000		1,500,000,000
TOTAL PRESUPUESTO SECCION			290,335,857,913		290,335,857,913
		SECCION: 0201			
		PRESIDENCIA DE LA REPUBLICA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	74,149,198,364		74,149,198,364
C.		PRESUPUESTO DE INVERSION	42,019,818,700		42,019,818,700
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,400,000,000		1,400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,400,000,000		1,400,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	100,000,000		100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	100,000,000		100,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	200,000,000		200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	200,000,000		200,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,000,000,000		1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000		1,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	2,962,000,000		2,962,000,000
	700	INTERSUBSECTORIAL EDUCACION	400,000,000		400,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	2,562,000,000		2,562,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	36,157,818,700		36,157,818,700
	1000	INTERSUBSECTORIAL GOBIERNO	35,907,818,700		35,907,818,700
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	250,000,000		250,000,000
640		INVERSIONES Y APORTES FINANCIEROS	200,000,000		200,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	200,000,000		200,000,000
TOTAL PRESUPUESTO SECCION			116,169,017,064		116,169,017,064

SECCION: 0210

AGENCIA PRESIDENCIAL PARA LA ACCION SOCIAL Y LA COOPERACION INTERNACIONAL - ACCION SOCIAL -

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	21,284,817,887	50,000,000,000	71,284,817,887
C.		PRESUPUESTO DE INVERSION	952,838,036,282	90,000,000,000	1,042,838,036,282
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	34,163,500,000		34,163,500,000
	1000	INTERSUBSECTORIAL GOBIERNO	19,163,500,000		19,163,500,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	15,000,000,000		15,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	498,071,582,818		498,071,582,818
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	181,071,582,818		181,071,582,818
	1100	INTERSUBSECTORIAL AGROPECUARIO	15,000,000,000		15,000,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	302,000,000,000		302,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	36,057,753,464		36,057,753,464
	1000	INTERSUBSECTORIAL GOBIERNO	36,057,753,464		36,057,753,464
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	380,281,000,000		380,281,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	380,281,000,000		380,281,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,264,200,000	90,000,000,000	94,264,200,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	4,264,200,000	90,000,000,000	94,264,200,000
TOTAL PRESUPUESTO SECCION			974,122,854,169	140,000,000,000	1,114,122,854,169

SECCION: 0301

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE PLANEACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	26,688,337,050		26,688,337,050
C.		PRESUPUESTO DE INVERSION	45,180,759,450		45,180,759,450
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,650,000,000		1,650,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,650,000,000		1,650,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,970,516,000		2,970,516,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,970,516,000		2,970,516,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	208,050,000		208,050,000
	1000	INTERSUBSECTORIAL GOBIERNO	208,050,000		208,050,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	2,813,305,320		2,813,305,320
	1000	INTERSUBSECTORIAL GOBIERNO	2,813,305,320		2,813,305,320
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	512,500,000		512,500,000
	1000	INTERSUBSECTORIAL GOBIERNO	512,500,000		512,500,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	7,467,947,058		7,467,947,058
	205	COMERCIO EXTERNO	375,000,000		375,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	7,092,947,058		7,092,947,058
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	29,558,441,072		29,558,441,072
	1000	INTERSUBSECTORIAL GOBIERNO	29,558,441,072		29,558,441,072
TOTAL PRESUPUESTO SECCION			71,869,096,500		71,869,096,500

SECCION: 0320

INSTITUTO COLOMBIANO PARA EL DESARROLLO DE LA CIENCIA Y LA TECNOLOGIA "FRANCISCO JOSE DE CALDAS" (COLCIENCIAS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	5,048,685,536	2,331,265,821	7,379,951,357
C.		PRESUPUESTO DE INVERSION	67,775,174,253	2,825,324,380	70,600,498,633

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	12,700,000,000	820,000,000	13,520,000,000
	705	EDUCACION SUPERIOR	1,200,000,000	700,000,000	1,900,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	11,500,000,000	120,000,000	11,620,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	28,550,000,000	1,000,000,000	29,550,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	28,550,000,000	1,000,000,000	29,550,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	5,425,174,253	1,005,324,380	6,430,498,633
	1000	INTERSUBSECTORIAL GOBIERNO	5,425,174,253	1,005,324,380	6,430,498,633
630		TRANSFERENCIAS	21,050,000,000		21,050,000,000
	300	INTERSUBSECTORIAL SALUD	21,000,000,000		21,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	50,000,000		50,000,000
640		INVERSIONES Y APORTES FINANCIEROS	50,000,000		50,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			72,823,859,789	5,156,590,201	77,980,449,990

SECCION: 0324

SUPERINTENDENCIA DE SERVICIOS PUBLICOS DOMICILIARIOS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		43,239,761,194	43,239,761,194
C.		PRESUPUESTO DE INVERSION		7,261,500,000	7,261,500,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		230,000,000	230,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		230,000,000	230,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		50,000,000	50,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		50,000,000	50,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		200,000,000	200,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		200,000,000	200,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		250,000,000	250,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO		250,000,000	250,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		6,531,500,000	6,531,500,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO		6,531,500,000	6,531,500,000
TOTAL PRESUPUESTO SECCION				50,501,261,194	50,501,261,194

SECCION: 0325

FONDO NACIONAL DE REGALIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,813,200,000		2,813,200,000
C.		PRESUPUESTO DE INVERSION	297,000,000,000		297,000,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	78,330,000,000		78,330,000,000
	207	MINERIA	27,075,000,000		27,075,000,000
	500	INTERSUBSECTORIAL ENERGIA	44,100,000,000		44,100,000,000
	501	GENERACION ELECTRICA	900,000,000		900,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	6,255,000,000		6,255,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	123,900,000,000		123,900,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	104,850,000,000		104,850,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	19,050,000,000		19,050,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	94,770,000,000		94,770,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	94,770,000,000		94,770,000,000
TOTAL PRESUPUESTO SECCION			299,813,200,000		299,813,200,000

SECCION: 0401

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE ESTADISTICA (DANE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	16,930,467,719		16,930,467,719
C.		PRESUPUESTO DE INVERSION	39,057,000,000		39,057,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	500,000,000		500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	500,000,000		500,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	721,000,000		721,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	721,000,000		721,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	12,073,500,000		12,073,500,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	5,268,500,000		5,268,500,000
	1000	INTERSUBSECTORIAL GOBIERNO	6,805,000,000		6,805,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	23,329,500,000		23,329,500,000
	1000	INTERSUBSECTORIAL GOBIERNO	18,978,000,000		18,978,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	4,351,500,000		4,351,500,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	1,618,000,000		1,618,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,618,000,000		1,618,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	815,000,000		815,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	815,000,000		815,000,000
TOTAL PRESUPUESTO SECCION			55,987,467,719		55,987,467,719

SECCION: 0402

FONDO ROTATORIO DEL DANE

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		867,123,564	867,123,564
C.		PRESUPUESTO DE INVERSION		8,000,000,000	8,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		8,000,000,000	8,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		8,000,000,000	8,000,000,000
TOTAL PRESUPUESTO SECCION				8,867,123,564	8,867,123,564

SECCION: 0403

INSTITUTO GEOGRAFICO AGUSTIN CODAZZI - IGAC

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	23,996,405,183	4,880,094,870	28,876,500,053
C.		PRESUPUESTO DE INVERSION	1,000,000,000	23,290,000,000	24,290,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		300,000,000	300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		300,000,000	300,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		230,000,000	230,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		230,000,000	230,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		21,360,000,000	21,360,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		21,360,000,000	21,360,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	1,000,000,000	400,000,000	1,400,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,000,000,000	400,000,000	1,400,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		1,000,000,000	1,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,000,000,000	1,000,000,000
TOTAL PRESUPUESTO SECCION			24,996,405,183	28,170,094,870	53,166,500,053

SECCION: 0501

DEPARTAMENTO ADMINISTRATIVO DE LA FUNCION PUBLICA

A.		PRESUPUESTO DE FUNCIONAMIENTO	7,307,396,000		7,307,396,000
C.		PRESUPUESTO DE INVERSION	1,196,708,500		1,196,708,500
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,196,708,500		1,196,708,500
	1000	INTERSUBSECTORIAL GOBIERNO	1,196,708,500		1,196,708,500
TOTAL PRESUPUESTO SECCION			8,504,104,500		8,504,104,500

SECCION: 0503

ESCUELA SUPERIOR DE ADMINISTRACION PUBLICA (ESAP)

A.		PRESUPUESTO DE FUNCIONAMIENTO		30,592,835,000	30,592,835,000
C.		PRESUPUESTO DE INVERSION		17,371,000,000	17,371,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		400,000,000	400,000,000
	705	EDUCACION SUPERIOR		400,000,000	400,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,000,000,000	1,000,000,000
	705	EDUCACION SUPERIOR		1,000,000,000	1,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		300,000,000	300,000,000
	1600	ADMINISTRACION DEL ESTADO PAGO DE RESERVAS		300,000,000	300,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		800,000,000	800,000,000
	705	EDUCACION SUPERIOR		800,000,000	800,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		12,621,000,000	12,621,000,000
	705	EDUCACION SUPERIOR		300,000,000	300,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1600	ADMINISTRACION DEL ESTADO PAGO DE RESERVAS		12,321,000,000	12,321,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,250,000,000	2,250,000,000
	705	EDUCACION SUPERIOR		2,250,000,000	2,250,000,000
TOTAL PRESUPUESTO SECCION				47,963,835,000	47,963,835,000

SECCION: 0601

DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD (DAS)

A.		PRESUPUESTO DE FUNCIONAMIENTO	203,604,593,000		203,604,593,000
TOTAL PRESUPUESTO SECCION			203,604,593,000		203,604,593,000

SECCION: 0602

FONDO ROTATORIO DEL DEPARTAMENTO ADMINISTRATIVO DE SEGURIDAD

A.		PRESUPUESTO DE FUNCIONAMIENTO		22,412,383,000	22,412,383,000
C.		PRESUPUESTO DE INVERSION		43,082,120,000	43,082,120,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		3,030,000,000	3,030,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		3,030,000,000	3,030,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		7,084,000,000	7,084,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		7,084,000,000	7,084,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		28,570,120,000	28,570,120,000
	101	DEFENSA Y SEGURIDAD INTERNA		28,570,120,000	28,570,120,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		3,398,000,000	3,398,000,000
	101	DEFENSA Y SEGURIDAD INTERNA		3,398,000,000	3,398,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		1,000,000,000	1,000,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,000,000,000	1,000,000,000
TOTAL PRESUPUESTO SECCION				65,494,503,000	65,494,503,000

SECCION: 0901

DEPARTAMENTO ADMINISTRATIVO NACIONAL DE LA ECONOMIA SOLIDARIA - DANSOCIAL

A.		PRESUPUESTO DE FUNCIONAMIENTO	3,188,720,233		3,188,720,233

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	1,066,582,510		1,066,582,510
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	92,000,000		92,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	92,000,000		92,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	434,000,000		434,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	434,000,000		434,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	120,000,000		120,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	120,000,000		120,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	100,000,000		100,000,000
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	100,000,000		100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	320,582,510		320,582,510
	1503	FORMAS ASOCIATIVAS Y COOPERATIVAS	320,582,510		320,582,510
TOTAL PRESUPUESTO SECCION			4,255,302,743		4,255,302,743

SECCION: 1101

MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	145,643,331,199		145,643,331,199
TOTAL PRESUPUESTO SECCION			145,643,331,199		145,643,331,199

SECCION: 1102

FONDO ROTATORIO DEL MINISTERIO DE RELACIONES EXTERIORES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	97,052,679,207	54,461,920,310	151,514,599,517
C.		PRESUPUESTO DE INVERSION	1,966,050,000	4,780,050,000	6,746,100,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	666,050,000	1,420,050,000	2,086,100,000
	1002	RELACIONES EXTERIORES	666,050,000	1,420,050,000	2,086,100,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	300,000,000	2,260,000,000	2,560,000,000
	1002	RELACIONES EXTERIORES	300,000,000	2,260,000,000	2,560,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,100,000,000	1,100,000,000
	1002	RELACIONES EXTERIORES		1,100,000,000	1,100,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,000,000,000		1,000,000,000
	1002	RELACIONES EXTERIORES	1,000,000,000		1,000,000,000
TOTAL PRESUPUESTO SECCION			99,018,729,207	59,241,970,310	158,260,699,517

SECCION: 1301

MINISTERIO DE HACIENDA Y CREDITO PUBLICO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,211,429,290,060		6,211,429,290,060
C.		PRESUPUESTO DE INVERSION	750,255,254,928		750,255,254,928
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	4,045,000,000		4,045,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,045,000,000		4,045,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,500,000,000		4,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	4,500,000,000		4,500,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	720,000,000		720,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	720,000,000		720,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	59,404,823,928		59,404,823,928
	1000	INTERSUBSECTORIAL GOBIERNO	59,404,823,928		59,404,823,928
610		CREDITOS	136,508,000,000		136,508,000,000
	304	SERVICIOS INTEGRALES DE SALUD	136,508,000,000		136,508,000,000
620		SUBSIDIOS DIRECTOS	5,000,000,000		5,000,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	5,000,000,000		5,000,000,000
630		TRANSFERENCIAS	540,077,431,000		540,077,431,000
	600	INTERSUBSECTORIAL TRANSPORTE	540,077,431,000		540,077,431,000
TOTAL PRESUPUESTO SECCION			6,961,684,544,988		6,961,684,544,988

SECCION: 1308

UNIDAD ADMINISTRATIVA ESPECIAL CONTADURIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	10,193,202,827		10,193,202,827
C.		PRESUPUESTO DE INVERSION	3,508,890,000		3,508,890,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,003,100,000		2,003,100,000
	1000	INTERSUBSECTORIAL GOBIERNO	2,003,100,000		2,003,100,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	190,000,000		190,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	190,000,000		190,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,315,790,000		1,315,790,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,315,790,000		1,315,790,000
TOTAL PRESUPUESTO SECCION			13,702,092,827		13,702,092,827

SECCION: 1309

SUPERINTENDENCIA DE LA ECONOMIA SOLIDARIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		5,319,541,562	5,319,541,562
C.		PRESUPUESTO DE INVERSION		754,530,791	754,530,791
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		18,000,000	18,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		18,000,000	18,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		736,530,791	736,530,791
	1000	INTERSUBSECTORIAL GOBIERNO		736,530,791	736,530,791
TOTAL PRESUPUESTO SECCION				6,074,072,353	6,074,072,353

SECCION: 1310

UNIDAD ADMINISTRATIVA ESPECIAL DIRECCION DE IMPUESTOS Y ADUANAS NACIONALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	294,235,800,000	30,637,600,000	324,873,400,000
C.		PRESUPUESTO DE INVERSION	147,489,875,147		147,489,875,147
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,955,000,000		3,955,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	3,955,000,000		3,955,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	143,534,875,147		143,534,875,147
	1000	INTERSUBSECTORIAL GOBIERNO	143,534,875,147		143,534,875,147
TOTAL PRESUPUESTO SECCION			441,725,675,147	30,637,600,000	472,363,275,147

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1311			
		SUPERINTENDENCIA BANCARIA			
A.		PRESUPUESTO DE FUNCIONAMIENTO		76,876,628,087	76,876,628,087
C.		PRESUPUESTO DE INVERSION		11,651,568,200	11,651,568,200
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		831,513,000	831,513,000
	1000	INTERSUBSECTORIAL GOBIERNO		831,513,000	831,513,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		8,317,750,000	8,317,750,000
	1000	INTERSUBSECTORIAL GOBIERNO		8,317,750,000	8,317,750,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		1,500,018,000	1,500,018,000
	1000	INTERSUBSECTORIAL GOBIERNO		1,500,018,000	1,500,018,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		650,000,000	650,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		650,000,000	650,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO		110,217,200	110,217,200
	1000	INTERSUBSECTORIAL GOBIERNO		110,217,200	110,217,200
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		242,070,000	242,070,000
	1000	INTERSUBSECTORIAL GOBIERNO		242,070,000	242,070,000
TOTAL PRESUPUESTO SECCION				88,528,196,287	88,528,196,287
		SECCION: 1312			
		UNIDAD DE INFORMACION Y ANALISIS FINANCIERO			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,768,325,795		3,768,325,795
TOTAL PRESUPUESTO SECCION			3,768,325,795		3,768,325,795
		SECCION: 1401			
		SERVICIO DE LA DEUDA PUBLICA NACIONAL			
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	38,553,741,367,853		38,553,741,367,853
TOTAL PRESUPUESTO SECCION			38,553,741,367,853		38,553,741,367,853

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 1501			
		MINISTERIO DE DEFENSA NACIONAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	5,472,186,867,000		5,472,186,867,000
C.		PRESUPUESTO DE INVERSION	973,075,980,846		973,075,980,846
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	41,279,770,000		41,279,770,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	4,900,000,000		4,900,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	23,048,770,000		23,048,770,000
	102	DEFENSA Y SEGURIDAD EXTERNA	1,600,000,000		1,600,000,000
	300	INTERSUBSECTORIAL SALUD	6,251,000,000		6,251,000,000
	607	TRANSPORTE MARITIMO	480,000,000		480,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	5,000,000,000		5,000,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000		1,000,000,000
	300	INTERSUBSECTORIAL SALUD	1,000,000,000		1,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	33,546,981,537		33,546,981,537
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	5,265,000,000		5,265,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	21,438,001,537		21,438,001,537
	705	EDUCACION SUPERIOR	900,000,000		900,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	212,000,000		212,000,000
	1201	ACUEDUCTO Y ALCANTARILLADO	5,731,980,000		5,731,980,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	295,000,000		295,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	295,000,000		295,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	726,765,730,255		726,765,730,255
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	463,793,131,363		463,793,131,363
	101	DEFENSA Y SEGURIDAD INTERNA	255,708,412,634		255,708,412,634
	300	INTERSUBSECTORIAL SALUD	7,264,186,258		7,264,186,258
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	145,866,499,054		145,866,499,054
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	69,388,631,688		69,388,631,688

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	101	DEFENSA Y SEGURIDAD INTERNA	73,477,867,366		73,477,867,366
	102	DEFENSA Y SEGURIDAD EXTERNA	3,000,000,000		3,000,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	23,104,000,000		23,104,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	2,104,000,000		2,104,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	21,000,000,000		21,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	100,000,000		100,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	100,000,000		100,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,118,000,000		1,118,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	1,000,000,000		1,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	118,000,000		118,000,000
TOTAL PRESUPUESTO SECCION			6,445,262,847,846		6,445,262,847,846

SECCION: 1503

CAJA DE RETIRO DE LAS FUERZAS MILITARES

A.	PRESUPUESTO DE FUNCIONAMIENTO	783,101,028,000	97,877,791,000	880,978,819,000
TOTAL PRESUPUESTO SECCION		783,101,028,000	97,877,791,000	880,978,819,000

SECCION: 1504

FONDO ROTATORIO DEL EJERCITO

A.	PRESUPUESTO DE FUNCIONAMIENTO		219,037,200,000	219,037,200,000
TOTAL PRESUPUESTO SECCION			219,037,200,000	219,037,200,000

SECCION: 1505

FONDO ROTATORIO DE LA ARMADA NACIONAL

A.	PRESUPUESTO DE FUNCIONAMIENTO		71,553,200,000	71,553,200,000
TOTAL PRESUPUESTO SECCION			71,553,200,000	71,553,200,000

SECCION: 1506

FONDO ROTATORIO DE LA FUERZA AEREA

A.	PRESUPUESTO DE FUNCIONAMIENTO		38,643,300,000	38,643,300,000
C.	PRESUPUESTO DE INVERSION		1,969,900,000	1,969,900,000
111	CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		130,000,000	130,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		130,000,000	130,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		1,839,900,000	1,839,900,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,839,900,000	1,839,900,000
TOTAL PRESUPUESTO SECCION				40,613,200,000	40,613,200,000

SECCION: 1507

INSTITUTO CASAS FISCALES DEL EJERCITO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		18,857,800,000	18,857,800,000
C.		PRESUPUESTO DE INVERSION		8,593,900,000	8,593,900,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		7,250,000,000	7,250,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		5,465,000,000	5,465,000,000
	1400	INTERSUBSECTORIAL VIVIENDA		1,785,000,000	1,785,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,343,900,000	1,343,900,000
	1400	INTERSUBSECTORIAL VIVIENDA		1,343,900,000	1,343,900,000
TOTAL PRESUPUESTO SECCION				27,451,700,000	27,451,700,000

SECCION: 1508

DEFENSA CIVIL COLOMBIANA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	8,933,700,000	1,025,200,000	9,958,900,000
C.		PRESUPUESTO DE INVERSION	1,534,300,000		1,534,300,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,534,300,000		1,534,300,000
	103	DEFENSA CIVIL	1,534,300,000		1,534,300,000
TOTAL PRESUPUESTO SECCION			10,468,000,000	1,025,200,000	11,493,200,000

SECCION: 1510

CLUB MILITAR DE OFICIALES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		20,746,813,000	20,746,813,000
C.		PRESUPUESTO DE INVERSION		4,308,192,000	4,308,192,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		3,068,192,000	3,068,192,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		3,068,192,000	3,068,192,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
640		INVERSIONES Y APORTES FINANCIEROS		1,240,000,000	1,240,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		1,240,000,000	1,240,000,000
TOTAL PRESUPUESTO SECCION				25,055,005,000	25,055,005,000

SECCION: 1511

CAJA DE SUELDOS DE RETIRO DE LA POLICIA NACIONAL

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	977,491,000,000	97,690,000,000	1,075,181,000,000
TOTAL PRESUPUESTO SECCION		977,491,000,000	97,690,000,000	1,075,181,000,000

SECCION: 1512

FONDO ROTATORIO DE LA POLICIA

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO		120,765,030,000	120,765,030,000
TOTAL PRESUPUESTO SECCION			120,765,030,000	120,765,030,000

SECCION: 1519

HOSPITAL MILITAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	16,413,323,000	119,855,460,000	136,268,783,000
C.		PRESUPUESTO DE INVERSION	4,489,817,592	6,909,300,000	11,399,117,592
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	989,817,592		989,817,592
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	989,817,592		989,817,592
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	3,150,000,000	5,000,000,000	8,150,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	3,150,000,000	5,000,000,000	8,150,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	350,000,000	1,909,300,000	2,259,300,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	350,000,000	1,909,300,000	2,259,300,000
TOTAL PRESUPUESTO SECCION			20,903,140,592	126,764,760,000	147,667,900,592

SECCION: 1601

POLICIA NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,520,995,000,000		3,520,995,000,000
C.		PRESUPUESTO DE INVERSION	109,718,778,807		109,718,778,807
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	33,414,000,000		33,414,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	32,232,000,000		32,232,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	705	EDUCACION SUPERIOR	1,182,000,000		1,182,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,000,000,000		2,000,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	2,000,000,000		2,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	67,881,778,807		67,881,778,807
	101	DEFENSA Y SEGURIDAD INTERNA	62,963,000,000		62,963,000,000
	300	INTERSUBSECTORIAL SALUD	4,918,778,807		4,918,778,807
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	3,423,000,000		3,423,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	3,423,000,000		3,423,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	3,000,000,000		3,000,000,000
	101	DEFENSA Y SEGURIDAD INTERNA	3,000,000,000		3,000,000,000
TOTAL PRESUPUESTO SECCION			3,630,713,778,807		3,630,713,778,807

SECCION: 1701

MINISTERIO DE AGRICULTURA Y DESARROLLO RURAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	110,919,100,000		110,919,100,000
C.		PRESUPUESTO DE INVERSION	362,200,160,068		362,200,160,068
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	2,000,000,000		2,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	2,000,000,000		2,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	25,200,000,000		25,200,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	25,200,000,000		25,200,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	13,000,000,000		13,000,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	13,000,000,000		13,000,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	20,827,150,068		20,827,150,068
	1100	INTERSUBSECTORIAL AGROPECUARIO	20,827,150,068		20,827,150,068
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	9,000,000,000		9,000,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	9,000,000,000		9,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	160,500,000,000		160,500,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1100	INTERSUBSECTORIAL AGROPECUARIO	17,000,000,000		17,000,000,000
	1106	COMERCIALIZACION	143,500,000,000		143,500,000,000
610		CREDITOS	44,823,010,000		44,823,010,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	44,823,010,000		44,823,010,000
620		SUBSIDIOS DIRECTOS	59,250,000,000		59,250,000,000
	1401	SOLUCIONES DE VIVIENDA RURAL	59,250,000,000		59,250,000,000
630		TRANSFERENCIAS	27,600,000,000		27,600,000,000
	902	MANEJO	19,600,000,000		19,600,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	8,000,000,000		8,000,000,000
TOTAL PRESUPUESTO SECCION			473,119,260,068		473,119,260,068

SECCION: 1702

INSTITUTO COLOMBIANO AGROPECUARIO (ICA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	50,746,400,000	6,716,500,000	57,462,900,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	292,500,000	-	292,500,000
C.		PRESUPUESTO DE INVERSION	17,946,350,000	36,650,009,600	54,596,359,600
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		600,000,000	600,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO		600,000,000	600,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,800,000,000		1,800,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	1,800,000,000		1,800,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	16,146,350,000	36,050,009,600	52,196,359,600
	1100	INTERSUBSECTORIAL AGROPECUARIO	16,146,350,000	36,050,009,600	52,196,359,600
TOTAL PRESUPUESTO SECCION			68,985,250,000	43,366,509,600	112,351,759,600

SECCION: 1703

INSTITUTO COLOMBIANO DE LA REFORMA AGRARIA - INCORA EN LIQUIDACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	60,768,900,000	610,300,000	61,379,200,000
TOTAL PRESUPUESTO SECCION			60,768,900,000	610,300,000	61,379,200,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL

SECCION: 1705

INSTITUTO NACIONAL DE ADECUACION DE TIERRAS - INAT EN LIQUIDACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,518,000,000	2,300,000,000	6,818,000,000
TOTAL PRESUPUESTO SECCION			4,518,000,000	2,300,000,000	6,818,000,000

SECCION: 1713

INSTITUTO COLOMBIANO DE DESARROLLO RURAL - INCODER

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	40,997,700,000	2,499,999,604	43,497,699,604
C.		PRESUPUESTO DE INVERSION	189,330,137,296	17,551,200,896	206,881,338,192
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	107,950,800,000	12,481,790,796	120,432,590,796
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	107,950,800,000	12,481,790,796	120,432,590,796
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	14,600,000,000		14,600,000,000
	1107	TENENCIA DE LA TIERRA	14,600,000,000		14,600,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,724,337,296	300,000,000	2,024,337,296
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	1,724,337,296	300,000,000	2,024,337,296
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	6,855,000,000		6,855,000,000
	1100	INTERSUBSECTORIAL AGROPECUARIO	5,655,000,000		5,655,000,000
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	1,000,000,000		1,000,000,000
	1104	PESCA Y ACUICULTURA	200,000,000		200,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	3,535,000,000	1,700,000,000	5,235,000,000
	1104	PESCA Y ACUICULTURA	3,535,000,000	1,700,000,000	5,235,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	14,315,000,000	3,069,410,100	17,384,410,100
	1104	PESCA Y ACUICULTURA	14,315,000,000	3,069,410,100	17,384,410,100
620		SUBSIDIOS DIRECTOS	40,350,000,000		40,350,000,000
	1107	TENENCIA DE LA TIERRA	40,350,000,000		40,350,000,000
TOTAL PRESUPUESTO SECCION			230,327,837,296	20,051,200,500	250,379,037,796

SECCION: 2101

MINISTERIO DE MINAS Y ENERGIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	58,674,241,096		58,674,241,096

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	699,500,300,000		699,500,300,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	17,450,000,000		17,450,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES	500,000,000		500,000,000
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	300,000,000		300,000,000
	500	INTERSUBSECTORIAL ENERGIA	16,650,000,000		16,650,000,000
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA	638,500,000		638,500,000
	500	INTERSUBSECTORIAL ENERGIA	638,500,000		638,500,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	500,000,000		500,000,000
	500	INTERSUBSECTORIAL ENERGIA	500,000,000		500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,065,530,000		1,065,530,000
	207	MINERIA	600,000,000		600,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	465,530,000		465,530,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,700,000,000		1,700,000,000
	500	INTERSUBSECTORIAL ENERGIA	530,000,000		530,000,000
	501	GENERACION ELECTRICA	400,000,000		400,000,000
	502	TRANSMISION ELECTRICA	400,000,000		400,000,000
	504	DISTRIBUCION ELECTRICA	200,000,000		200,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES	170,000,000		170,000,000
420		ESTUDIOS DE PREINVERSION	734,470,000		734,470,000
	207	MINERIA	734,470,000		734,470,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	3,000,000,000		3,000,000,000
	207	MINERIA	3,000,000,000		3,000,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	300,000,000		300,000,000
	207	MINERIA	300,000,000		300,000,000
620		SUBSIDIOS DIRECTOS	360,000,000,000		360,000,000,000
	500	INTERSUBSECTORIAL ENERGIA	360,000,000,000		360,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
630		TRANSFERENCIAS	314,111,800,000		314,111,800,000
	500	INTERSUBSECTORIAL ENERGIA	314,111,800,000		314,111,800,000
TOTAL PRESUPUESTO SECCION			758,174,541,096		758,174,541,096

SECCION: 2103

INSTITUTO COLOMBIANO DE GEOLOGIA Y MINERIA -INGEOMINAS-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	13,226,400,000	14,098,600,000	27,325,000,000
C.		PRESUPUESTO DE INVERSION	15,000,000,000	25,882,400,000	40,882,400,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		1,861,000,000	1,861,000,000
	207	MINERIA		1,861,000,000	1,861,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	6,036,000,000		6,036,000,000
	207	MINERIA	6,036,000,000		6,036,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	6,814,000,000	22,749,400,000	29,563,400,000
	207	MINERIA	6,814,000,000	22,749,400,000	29,563,400,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	2,150,000,000	1,272,000,000	3,422,000,000
	207	MINERIA	2,150,000,000	1,272,000,000	3,422,000,000
TOTAL PRESUPUESTO SECCION			28,226,400,000	39,981,000,000	68,207,400,000

SECCION: 2109

UNIDAD DE PLANEACION MINERO ENERGETICA - UPME

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		3,986,600,000	3,986,600,000
C.		PRESUPUESTO DE INVERSION		8,850,000,000	8,850,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		1,688,000,000	1,688,000,000
	500	INTERSUBSECTORIAL ENERGIA		1,000,000,000	1,000,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		688,000,000	688,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,600,000,000	1,600,000,000
	207	MINERIA		1,600,000,000	1,600,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		5,562,000,000	5,562,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	500	INTERSUBSECTORIAL ENERGIA		2,800,000,000	2,800,000,000
	1000	INTERSUBSECTORIAL GOBIERNO		2,762,000,000	2,762,000,000
TOTAL PRESUPUESTO SECCION				12,836,600,000	12,836,600,000

SECCION: 2110

INSTITUTO DE PLANIFICACION Y PROMOCION DE SOLUCIONES ENERGETICAS PARA LAS ZONAS NO INTERCONECTADAS -IPSE-

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	23,290,900,000	12,028,000,000	35,318,900,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	163,905,602,535		163,905,602,535
C.		PRESUPUESTO DE INVERSION		6,747,000,000	6,747,000,000
420		ESTUDIOS DE PREINVERSION		6,747,000,000	6,747,000,000
	501	GENERACION ELECTRICA		6,747,000,000	6,747,000,000
TOTAL PRESUPUESTO SECCION			187,196,502,535	18,775,000,000	205,971,502,535

SECCION: 2111

AGENCIA NACIONAL DE HIDROCARBUROS - ANH

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		99,151,854,937	99,151,854,937
C.		PRESUPUESTO DE INVERSION		189,300,000,000	189,300,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		13,600,000,000	13,600,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		13,600,000,000	13,600,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		159,052,000,000	159,052,000,000
	506	RECURSOS NATURALES ENERGETICOS NO RENOVABLES		159,052,000,000	159,052,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		16,648,000,000	16,648,000,000
	505	GENERACION DE ENERGIA NO CONVENCIONAL		16,648,000,000	16,648,000,000
TOTAL PRESUPUESTO SECCION				288,451,854,937	288,451,854,937

SECCION: 2201

MINISTERIO DE EDUCACION NACIONAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	12,767,868,846,198		12,767,868,846,198
C.		PRESUPUESTO DE INVERSION	357,915,588,879		357,915,588,879
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000		1,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	700	INTERSUBSECTORIAL EDUCACION	1,000,000,000		1,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	65,388,000,000		65,388,000,000
	700	INTERSUBSECTORIAL EDUCACION	5,080,000,000		5,080,000,000
	703	EDUCACION SECUNDARIA	60,000,000,000		60,000,000,000
	705	EDUCACION SUPERIOR	308,000,000		308,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	71,051,614,100		71,051,614,100
	700	INTERSUBSECTORIAL EDUCACION	37,351,614,100		37,351,614,100
	705	EDUCACION SUPERIOR	33,700,000,000		33,700,000,000
620		SUBSIDIOS DIRECTOS	175,000,000,000		175,000,000,000
	703	EDUCACION SECUNDARIA	175,000,000,000		175,000,000,000
640		INVERSIONES Y APORTES FINANCIEROS	45,475,974,779		45,475,974,779
	705	EDUCACION SUPERIOR	45,475,974,779		45,475,974,779
TOTAL PRESUPUESTO SECCION			13,125,784,435,077		13,125,784,435,077

SECCION: 2202

INSTITUTO COLOMBIANO PARA EL FOMENTO DE LA EDUCACION SUPERIOR (ICFES)

A.		PRESUPUESTO DE FUNCIONAMIENTO		44,349,276,079	44,349,276,079
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	2,521,892,732		2,521,892,732
C.		PRESUPUESTO DE INVERSION		14,490,000,000	14,490,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		14,490,000,000	14,490,000,000
	705	EDUCACION SUPERIOR		14,490,000,000	14,490,000,000
TOTAL PRESUPUESTO SECCION			2,521,892,732	58,839,276,079	61,361,168,811

SECCION: 2203

INSTITUTO COLOMBIANO DE CREDITO EDUCATIVO Y ESTUDIOS TECNICOS EN EL EXTERIOR (ICETEX)

A.		PRESUPUESTO DE FUNCIONAMIENTO		18,865,775,903	18,865,775,903
C.		PRESUPUESTO DE INVERSION	138,952,543,089	138,970,239,501	277,922,782,590
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		4,300,000,000	4,300,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	700	INTERSUBSECTORIAL EDUCACION		4,300,000,000	4,300,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		356,184,231	356,184,231
	709	ARTE Y CULTURA		356,184,231	356,184,231
610		CREDITOS	138,952,543,089	134,314,055,270	273,266,598,359
	300	INTERSUBSECTORIAL SALUD	9,469,190,000		9,469,190,000
	700	INTERSUBSECTORIAL EDUCACION		2,565,484,800	2,565,484,800
	705	EDUCACION SUPERIOR	129,483,353,089	131,748,570,470	261,231,923,559
TOTAL PRESUPUESTO SECCION			138,952,543,089	157,836,015,404	296,788,558,493

SECCION: 2209

INSTITUTO NACIONAL PARA SORDOS (INSOR)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,940,435,241	44,949,457	1,985,384,698
C.		PRESUPUESTO DE INVERSION	542,502,210	208,890,218	751,392,428
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	360,502,210	140,890,218	501,392,428
	705	EDUCACION SUPERIOR	70,000,000	110,890,218	180,890,218
	707	EDUCACION ESPECIAL	290,502,210	30,000,000	320,502,210
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	80,000,000	47,000,000	127,000,000
	301	PREVENCION EN SALUD	67,000,000	40,000,000	107,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	13,000,000	7,000,000	20,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	66,000,000	6,000,000	72,000,000
	707	EDUCACION ESPECIAL	66,000,000	6,000,000	72,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	36,000,000	15,000,000	51,000,000
	700	INTERSUBSECTORIAL EDUCACION	36,000,000	15,000,000	51,000,000
TOTAL PRESUPUESTO SECCION			2,482,937,451	253,839,675	2,736,777,126

SECCION: 2210

INSTITUTO NACIONAL PARA CIEGOS (INCI)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,717,603,574	70,300,000	2,787,903,574
C.		PRESUPUESTO DE INVERSION	543,616,233	105,000,000	648,616,233

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	384,480,000	49,000,000	433,480,000
	707	EDUCACION ESPECIAL	384,480,000	49,000,000	433,480,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	114,136,233	41,000,000	155,136,233
	707	EDUCACION ESPECIAL	114,136,233	41,000,000	155,136,233
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	45,000,000	15,000,000	60,000,000
	707	EDUCACION ESPECIAL	45,000,000	15,000,000	60,000,000
TOTAL PRESUPUESTO SECCION			3,261,219,807	175,300,000	3,436,519,807
		SECCION: 2211			
		INSTITUTO TECNOLOGICO PASCUAL BRAVO - MEDELLIN			
A.		PRESUPUESTO DE FUNCIONAMIENTO	6,193,066,547	1,484,833,289	7,677,899,836
C.		PRESUPUESTO DE INVERSION		1,695,515,411	1,695,515,411
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,695,515,411	1,695,515,411
	705	EDUCACION SUPERIOR		1,695,515,411	1,695,515,411
TOTAL PRESUPUESTO SECCION			6,193,066,547	3,180,348,700	9,373,415,247
		SECCION: 2226			
		UNIVERSIDAD NACIONAL ABIERTA Y A DISTANCIA - UNAD			
A.		PRESUPUESTO DE FUNCIONAMIENTO	15,494,488,097	5,936,475,000	21,430,963,097
C.		PRESUPUESTO DE INVERSION	650,000,000	20,000,000,000	20,650,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		6,785,688,879	6,785,688,879
	705	EDUCACION SUPERIOR		6,785,688,879	6,785,688,879
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	497,883,375	12,021,652,871	12,519,536,246
	705	EDUCACION SUPERIOR	497,883,375	12,021,652,871	12,519,536,246
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	152,116,625	1,192,658,250	1,344,774,875
	705	EDUCACION SUPERIOR	152,116,625	1,192,658,250	1,344,774,875
TOTAL PRESUPUESTO SECCION			16,144,488,097	25,936,475,000	42,080,963,097
		SECCION: 2230			
		COLEGIO MAYOR DE ANTIOQUIA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,926,942,754	1,945,270,727	3,872,213,481

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION		1,500,000,000	1,500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,500,000,000	1,500,000,000
	705	EDUCACION SUPERIOR		1,500,000,000	1,500,000,000
TOTAL PRESUPUESTO SECCION			1,926,942,754	3,445,270,727	5,372,213,481

SECCION: 2231

COLEGIO MAYOR DE BOLIVAR

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,907,002,259	1,251,159,088	3,158,161,347
TOTAL PRESUPUESTO SECCION			1,907,002,259	1,251,159,088	3,158,161,347

SECCION: 2232

COLEGIO MAYOR DEL CAUCA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,417,420,178	794,389,155	2,211,809,333
C.		PRESUPUESTO DE INVERSION	603,000,000	60,000,000	663,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	500,000,000	60,000,000	560,000,000
	705	EDUCACION SUPERIOR	500,000,000	60,000,000	560,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	103,000,000		103,000,000
	705	EDUCACION SUPERIOR	103,000,000		103,000,000
TOTAL PRESUPUESTO SECCION			2,020,420,178	854,389,155	2,874,809,333

SECCION: 2234

INSTITUTO TECNICO CENTRAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	4,731,882,175	1,254,586,300	5,986,468,475
C.		PRESUPUESTO DE INVERSION		1,257,720,000	1,257,720,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		298,720,000	298,720,000
	705	EDUCACION SUPERIOR		298,720,000	298,720,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		909,000,000	909,000,000
	700	INTERSUBSECTORIAL EDUCACION		400,000,000	400,000,000
	705	EDUCACION SUPERIOR		509,000,000	509,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		50,000,000	50,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	705	EDUCACION SUPERIOR		50,000,000	50,000,000
TOTAL PRESUPUESTO SECCION			4,731,882,175	2,512,306,300	7,244,188,475

SECCION: 2235

INSTITUTO SUPERIOR DE EDUCACION RURAL DE PAMPLONA - ISER

A. PRESUPUESTO DE FUNCIONAMIENTO	1,281,960,252	1,217,296,436	2,499,256,688
TOTAL PRESUPUESTO SECCION	1,281,960,252	1,217,296,436	2,499,256,688

SECCION: 2236

INSTITUTO DE EDUCACION TECNICA PROFESIONAL DE ROLDANILLO

A. PRESUPUESTO DE FUNCIONAMIENTO	1,751,336,367	533,891,570	2,285,227,937
TOTAL PRESUPUESTO SECCION	1,751,336,367	533,891,570	2,285,227,937

SECCION: 2237

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE CIENAGA

A. PRESUPUESTO DE FUNCIONAMIENTO	1,433,815,328	407,760,000	1,841,575,328
TOTAL PRESUPUESTO SECCION	1,433,815,328	407,760,000	1,841,575,328

SECCION: 2238

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN ANDRES Y PROVIDENCIA

A. PRESUPUESTO DE FUNCIONAMIENTO	699,533,807	243,797,002	943,330,809
TOTAL PRESUPUESTO SECCION	699,533,807	243,797,002	943,330,809

SECCION: 2239

INSTITUTO NACIONAL DE FORMACION TECNICA PROFESIONAL DE SAN JUAN DEL CESAR

A. PRESUPUESTO DE FUNCIONAMIENTO			1,302,448,741	651,118,773	1,953,567,514
C. PRESUPUESTO DE INVERSION				789,377,000	789,377,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		789,377,000	789,377,000
	705	EDUCACION SUPERIOR		789,377,000	789,377,000
TOTAL PRESUPUESTO SECCION			1,302,448,741	1,440,495,773	2,742,944,514

SECCION: 2240

INSTITUTO TECNICO AGRICOLA - ITA - DE BUGA

A. PRESUPUESTO DE FUNCIONAMIENTO	1,525,341,526	446,714,318	1,972,055,844
TOTAL PRESUPUESTO SECCION	1,525,341,526	446,714,318	1,972,055,844

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2241			
		INSTITUTO TOLIMENSE DE FORMACION TECNICA PROFESIONAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,748,444,122	627,600,000	4,376,044,122
TOTAL PRESUPUESTO SECCION			3,748,444,122	627,600,000	4,376,044,122
		SECCION: 2242			
		INSTITUTO TECNICO NACIONAL DE COMERCIO "SIMON RODRIGUEZ" DE CALI			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,718,337,269	614,853,977	2,333,191,246
TOTAL PRESUPUESTO SECCION			1,718,337,269	614,853,977	2,333,191,246
		SECCION: 2243			
		COLEGIO INTEGRADO NACIONAL "ORIENTE DE CALDAS"			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,138,739,827	205,300,000	1,344,039,827
TOTAL PRESUPUESTO SECCION			1,138,739,827	205,300,000	1,344,039,827
		SECCION: 2245			
		BIBLIOTECA PUBLICA PILOTO DE MEDELLIN PARA AMERICA LATINA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,210,079,414	126,907,116	1,336,986,530
C.		PRESUPUESTO DE INVERSION		442,231,163	442,231,163
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		442,231,163	442,231,163
	700	INTERSUBSECTORIAL EDUCACION		30,000,000	30,000,000
	709	ARTE Y CULTURA		412,231,163	412,231,163
TOTAL PRESUPUESTO SECCION			1,210,079,414	569,138,279	1,779,217,693
		SECCION: 2252			
		INSTITUTO TECNOLOGICO DEL PUTUMAYO			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,097,676,651	354,916,649	1,452,593,300
TOTAL PRESUPUESTO SECCION			1,097,676,651	354,916,649	1,452,593,300
		SECCION: 2254			
		INSTITUTO TECNOLOGICO DE SOLEDAD - ATLANTICO ITSA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,483,846,530	1,329,582,089	2,813,428,619
C.		PRESUPUESTO DE INVERSION		873,640,000	873,640,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		517,992,000	517,992,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	705	EDUCACION SUPERIOR		517,992,000	517,992,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		168,888,000	168,888,000
	705	EDUCACION SUPERIOR		168,888,000	168,888,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		186,760,000	186,760,000
	705	EDUCACION SUPERIOR		186,760,000	186,760,000
TOTAL PRESUPUESTO SECCION			1,483,846,530	2,203,222,089	3,687,068,619

SECCION: 2301

MINISTERIO DE COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	44,397,586,389		44,397,586,389
C.		PRESUPUESTO DE INVERSION	1,556,478,100		1,556,478,100
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	362,038,100		362,038,100
	400	INTERSUBSECTORIAL COMUNICACIONES	362,038,100		362,038,100
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,194,440,000		1,194,440,000
	400	INTERSUBSECTORIAL COMUNICACIONES	1,194,440,000		1,194,440,000
TOTAL PRESUPUESTO SECCION			45,954,064,489		45,954,064,489

SECCION: 2306

FONDO DE COMUNICACIONES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		101,505,900,000	101,505,900,000
C.		PRESUPUESTO DE INVERSION	928,165,760	184,069,098,926	184,997,264,686
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,501,320,000	1,501,320,000
	400	INTERSUBSECTORIAL COMUNICACIONES		1,501,320,000	1,501,320,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		986,982,468	986,982,468
	400	INTERSUBSECTORIAL COMUNICACIONES		986,982,468	986,982,468
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		118,613,291,777	118,613,291,777
	400	INTERSUBSECTORIAL COMUNICACIONES		118,613,291,777	118,613,291,777
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		14,399,208,363	14,399,208,363

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	400	INTERSUBSECTORIAL COMUNICACIONES		14,399,208,363	14,399,208,363
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		4,660,542,078	4,660,542,078
	400	INTERSUBSECTORIAL COMUNICACIONES		4,660,542,078	4,660,542,078
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		448,000,000	448,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		448,000,000	448,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	928,165,760	13,459,754,240	14,387,920,000
	401	CORREO		10,629,920,000	10,629,920,000
	1000	INTERSUBSECTORIAL GOBIERNO	928,165,760	2,829,834,240	3,758,000,000
630		TRANSFERENCIAS		30,000,000,000	30,000,000,000
	400	INTERSUBSECTORIAL COMUNICACIONES		30,000,000,000	30,000,000,000
TOTAL PRESUPUESTO SECCION			928,165,760	285,574,998,926	286,503,164,686

SECCION: 2307

COMISION NACIONAL DE TELEVISION

A.		PRESUPUESTO DE FUNCIONAMIENTO		104,684,100,000	104,684,100,000
TOTAL PRESUPUESTO SECCION				104,684,100,000	104,684,100,000

SECCION: 2401

MINISTERIO DE TRANSPORTE

A.		PRESUPUESTO DE FUNCIONAMIENTO	109,434,600,000		109,434,600,000
C.		PRESUPUESTO DE INVERSION	16,309,341,200		16,309,341,200
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	200,000,000		200,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	200,000,000		200,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	150,000,000		150,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	150,000,000		150,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,092,220,000		1,092,220,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,092,220,000		1,092,220,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	550,000,000		550,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	550,000,000		550,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	150,000,000		150,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	150,000,000		150,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,602,250,000		1,602,250,000
	604	RED URBANA	1,602,250,000		1,602,250,000
630		TRANSFERENCIAS	12,564,871,200		12,564,871,200
	600	INTERSUBSECTORIAL TRANSPORTE	12,564,871,200		12,564,871,200
TOTAL PRESUPUESTO SECCION			125,743,941,200		125,743,941,200

SECCION: 2402

INSTITUTO NACIONAL DE VIAS

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	33,353,700,000	23,105,100,000	56,458,800,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	196,674,400,000		196,674,400,000
C.		PRESUPUESTO DE INVERSION	1,403,742,486,646	418,987,900,000	1,822,730,386,646
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	168,118,500,000	55,996,920,000	224,115,420,000
	600	INTERSUBSECTORIAL TRANSPORTE	26,600,000,000	10,300,000,000	36,900,000,000
	601	RED TRONCAL NACIONAL	130,718,500,000	38,530,000,000	169,248,500,000
	603	CAMINOS VECINALES	3,800,000,000	1,000,000,000	4,800,000,000
	606	TRANSPORTE FLUVIAL	7,000,000,000	6,166,920,000	13,166,920,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	30,000,000,000		30,000,000,000
	601	RED TRONCAL NACIONAL	30,000,000,000		30,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,200,668,877,547	300,214,730,000	1,500,883,607,547
	600	INTERSUBSECTORIAL TRANSPORTE	952,299,997,547	58,682,381,136	1,010,982,378,683
	601	RED TRONCAL NACIONAL	160,168,880,000	183,823,465,632	343,992,345,632
	603	CAMINOS VECINALES	83,200,000,000		83,200,000,000
	606	TRANSPORTE FLUVIAL	5,000,000,000	8,650,000,000	13,650,000,000
	607	TRANSPORTE MARITIMO		49,058,883,232	49,058,883,232

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
121		CONSTRUCCION DE INFRAESTRUCTURA ADMINISTRATIVA		1,000,000,000	1,000,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		1,000,000,000	1,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA		1,500,000,000	1,500,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		1,500,000,000	1,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		23,500,000,000	23,500,000,000
	600	INTERSUBSECTORIAL TRANSPORTE		23,500,000,000	23,500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		1,731,250,000	1,731,250,000
	600	INTERSUBSECTORIAL TRANSPORTE		1,731,250,000	1,731,250,000
420		ESTUDIOS DE PREINVERSION	1,000,000,000	2,745,000,000	3,745,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	1,000,000,000	2,745,000,000	3,745,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	400,000,000		400,000,000
	600	INTERSUBSECTORIAL TRANSPORTE	400,000,000		400,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		400,000,000	400,000,000
	700	INTERSUBSECTORIAL EDUCACION		400,000,000	400,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,555,109,099	31,900,000,000	35,455,109,099
	600	INTERSUBSECTORIAL TRANSPORTE	3,555,109,099	31,900,000,000	35,455,109,099
TOTAL PRESUPUESTO SECCION			1,633,770,586,646	442,093,000,000	2,075,863,586,646

SECCION: 2403

FONDO NACIONAL DE CAMINOS VECINALES EN LIQUIDACION

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO	1,364,260,213	1,517,500,000	2,881,760,213
B.	PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	2,500,000		2,500,000
TOTAL PRESUPUESTO SECCION		1,366,760,213	1,517,500,000	2,884,260,213

SECCION: 2412

UNIDAD ADMINISTRATIVA ESPECIAL DE LA AERONAUTICA CIVIL

		APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.	PRESUPUESTO DE FUNCIONAMIENTO		194,370,274,970	194,370,274,970
B.	PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA		2,778,500,000	2,778,500,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	6,900,000,000	174,586,590,000	181,486,590,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,510,000,000	30,396,090,000	33,906,090,000
	608	TRANSPORTE AEREO	3,510,000,000	30,396,090,000	33,906,090,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,000,000,000	2,000,000,000
	608	TRANSPORTE AEREO		2,000,000,000	2,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,390,000,000	34,393,100,000	37,783,100,000
	608	TRANSPORTE AEREO	3,390,000,000	34,393,100,000	37,783,100,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		1,530,000,000	1,530,000,000
	608	TRANSPORTE AEREO		1,530,000,000	1,530,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		76,097,000,000	76,097,000,000
	608	TRANSPORTE AEREO		76,097,000,000	76,097,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		19,862,400,000	19,862,400,000
	608	TRANSPORTE AEREO		19,862,400,000	19,862,400,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		1,002,000,000	1,002,000,000
	608	TRANSPORTE AEREO		1,002,000,000	1,002,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		1,206,000,000	1,206,000,000
	608	TRANSPORTE AEREO		1,206,000,000	1,206,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		8,100,000,000	8,100,000,000
	608	TRANSPORTE AEREO		8,100,000,000	8,100,000,000
TOTAL PRESUPUESTO SECCION			6,900,000,000	371,735,364,970	378,635,364,970

SECCION: 2413

INSTITUTO NACIONAL DE CONCESIONES - INCO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	14,000,000,000	9,075,000,000	23,075,000,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA	9,821,980,000		9,821,980,000
C.		PRESUPUESTO DE INVERSION	485,227,187,000	250,000,000	485,477,187,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	402,971,000,000	250,000,000	403,221,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	600	INTERSUBSECTORIAL TRANSPORTE	335,550,000,000		335,550,000,000
	601	RED TRONCAL NACIONAL	29,250,000,000		29,250,000,000
	605	TRANSPORTE FERREO	38,171,000,000	250,000,000	38,421,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	82,256,187,000		82,256,187,000
	600	INTERSUBSECTORIAL TRANSPORTE	82,256,187,000		82,256,187,000
TOTAL PRESUPUESTO SECCION			509,049,167,000	9,325,000,000	518,374,167,000

SECCION: 2501

MINISTERIO PUBLICO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	211,853,942,426		211,853,942,426
C.		PRESUPUESTO DE INVERSION	20,285,000,000		20,285,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	2,200,000,000		2,200,000,000
	803	ADMINISTRACION DE JUSTICIA	2,200,000,000		2,200,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	1,400,000,000		1,400,000,000
	803	ADMINISTRACION DE JUSTICIA	1,400,000,000		1,400,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	6,825,000,000		6,825,000,000
	800	INTERSUBSECTORIAL JUSTICIA	6,825,000,000		6,825,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	285,000,000		285,000,000
	803	ADMINISTRACION DE JUSTICIA	285,000,000		285,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	9,575,000,000		9,575,000,000
	800	INTERSUBSECTORIAL JUSTICIA	9,575,000,000		9,575,000,000
TOTAL PRESUPUESTO SECCION			232,138,942,426		232,138,942,426

SECCION: 2502

DEFENSORIA DEL PUEBLO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	81,701,846,663		81,701,846,663
C.		PRESUPUESTO DE INVERSION	3,100,454,100		3,100,454,100
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	814,585,787		814,585,787

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	800	INTERSUBSECTORIAL JUSTICIA	614,585,787		614,585,787
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	200,000,000		200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,565,868,313		1,565,868,313
	800	INTERSUBSECTORIAL JUSTICIA	1,403,600,000		1,403,600,000
	1000	INTERSUBSECTORIAL GOBIERNO	162,268,313		162,268,313
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	420,000,000		420,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	420,000,000		420,000,000
540		COORDINACION, ADMINISTRACION, PROMOCION, Y/O SEGUIMIENTO DE COOPERACION TECNICA Y/O FINANCIERA PARA APOYO A LA ADMINISTRACION DEL ESTADO	300,000,000		300,000,000
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD	300,000,000		300,000,000
TOTAL PRESUPUESTO SECCION			84,802,300,763		84,802,300,763

SECCION: 2601

CONTRALORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A-		PRESUPUESTO DE FUNCIONAMIENTO	177,220,193,895		177,220,193,895
C-		PRESUPUESTO DE INVERSION	11,000,000,000		11,000,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	5,000,000,000		5,000,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	5,000,000,000		5,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	3,176,630,668		3,176,630,668
	1000	INTERSUBSECTORIAL GOBIERNO	3,176,630,668		3,176,630,668
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,797,233,071		2,797,233,071
	1000	INTERSUBSECTORIAL GOBIERNO	2,797,233,071		2,797,233,071
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	26,136,261		26,136,261
	1000	INTERSUBSECTORIAL GOBIERNO	26,136,261		26,136,261
TOTAL PRESUPUESTO SECCION			188,220,193,895		188,220,193,895

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 2602			
		FONDO DE BIENESTAR SOCIAL DE LA CONTRALORIA GENERAL DE LA REPUBLICA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	20,048,125,924	24,913,591,299	44,961,717,223
TOTAL PRESUPUESTO SECCION			20,048,125,924	24,913,591,299	44,961,717,223
		SECCION: 2701			
		RAMA JUDICIAL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,079,427,308,448		1,079,427,308,448
C.		PRESUPUESTO DE INVERSION	80,619,850,000		80,619,850,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,337,512,465		4,337,512,465
	803	ADMINISTRACION DE JUSTICIA	4,337,512,465		4,337,512,465
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,800,000,000		3,800,000,000
	803	ADMINISTRACION DE JUSTICIA	3,800,000,000		3,800,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	19,992,045,944		19,992,045,944
	803	ADMINISTRACION DE JUSTICIA	19,992,045,944		19,992,045,944
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	35,928,351,354		35,928,351,354
	803	ADMINISTRACION DE JUSTICIA	35,928,351,354		35,928,351,354
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	9,770,878,537		9,770,878,537
	803	ADMINISTRACION DE JUSTICIA	9,770,878,537		9,770,878,537
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	5,991,061,700		5,991,061,700
	803	ADMINISTRACION DE JUSTICIA	5,991,061,700		5,991,061,700
420		ESTUDIOS DE PREINVERSION	800,000,000		800,000,000
	803	ADMINISTRACION DE JUSTICIA	800,000,000		800,000,000
TOTAL PRESUPUESTO SECCION			1,160,047,158,448		1,160,047,158,448
		SECCION: 2801			
		REGISTRADURIA NACIONAL DEL ESTADO CIVIL			
A.		PRESUPUESTO DE FUNCIONAMIENTO	450,714,844,286		450,714,844,286
C.		PRESUPUESTO DE INVERSION	77,991,531,558		77,991,531,558
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	77,991,531,558		77,991,531,558

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	77,991,531,558		77,991,531,558
TOTAL PRESUPUESTO SECCION			528,706,375,844		528,706,375,844

SECCION: 2802

FONDO ROTATORIO DE LA REGISTRADURIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		13,635,502,242	13,635,502,242
C.		PRESUPUESTO DE INVERSION		22,066,488,055	22,066,488,055
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,947,872,720	2,947,872,720
	100	INTERSUBSECTORIAL DEFENSA Y SEGURIDAD		2,947,872,720	2,947,872,720
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		4,523,062,758	4,523,062,758
	1000	INTERSUBSECTORIAL GOBIERNO		4,523,062,758	4,523,062,758
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		12,125,374,577	12,125,374,577
	1000	INTERSUBSECTORIAL GOBIERNO		12,125,374,577	12,125,374,577
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		970,178,000	970,178,000
	1000	INTERSUBSECTORIAL GOBIERNO		970,178,000	970,178,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		1,500,000,000	1,500,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES		1,500,000,000	1,500,000,000
TOTAL PRESUPUESTO SECCION				35,701,990,297	35,701,990,297

SECCION: 2803

FONDO SOCIAL DE VIVIENDA DE LA REGISTRADURIA NACIONAL DEL ESTADO CIVIL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,282,308,463	2,774,000,000	5,056,308,463
TOTAL PRESUPUESTO SECCION			2,282,308,463	2,774,000,000	5,056,308,463

SECCION: 2901

FISCALIA GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	768,994,449,553		768,994,449,553
C.		PRESUPUESTO DE INVERSION	40,719,818,000		40,719,818,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	18,125,836,411		18,125,836,411
	803	ADMINISTRACION DE JUSTICIA	18,125,836,411		18,125,836,411

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	8,500,000,000		8,500,000,000
	803	ADMINISTRACION DE JUSTICIA	8,500,000,000		8,500,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	7,474,163,589		7,474,163,589
	803	ADMINISTRACION DE JUSTICIA	7,474,163,589		7,474,163,589
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,000,000,000		1,000,000,000
	803	ADMINISTRACION DE JUSTICIA	1,000,000,000		1,000,000,000
222		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	4,119,818,000		4,119,818,000
	803	ADMINISTRACION DE JUSTICIA	4,119,818,000		4,119,818,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,000,000,000		1,000,000,000
	803	ADMINISTRACION DE JUSTICIA	1,000,000,000		1,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	500,000,000		500,000,000
	803	ADMINISTRACION DE JUSTICIA	500,000,000		500,000,000
TOTAL PRESUPUESTO SECCION			809,714,267,553		809,714,267,553

SECCION: 2902

INSTITUTO NACIONAL DE MEDICINA LEGAL Y CIENCIAS FORENSES

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	56,894,911,723	240,000,000	57,134,911,723
C.		PRESUPUESTO DE INVERSION	8,797,650,000		8,797,650,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,550,000,000		1,550,000,000
	803	ADMINISTRACION DE JUSTICIA	1,550,000,000		1,550,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	700,000,000		700,000,000
	803	ADMINISTRACION DE JUSTICIA	700,000,000		700,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	2,597,650,000		2,597,650,000
	803	ADMINISTRACION DE JUSTICIA	2,597,650,000		2,597,650,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,850,000,000		1,850,000,000
	803	ADMINISTRACION DE JUSTICIA	1,850,000,000		1,850,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	200,000,000		200,000,000
	803	ADMINISTRACION DE JUSTICIA	200,000,000		200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,900,000,000		1,900,000,000
	803	ADMINISTRACION DE JUSTICIA	1,900,000,000		1,900,000,000
TOTAL PRESUPUESTO SECCION			65,692,561,723	240,000,000	65,932,561,723

SECCION: 3201

MINISTERIO DE AMBIENTE, VIVIENDA Y DESARROLLO TERRITORIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	70,028,329,088		70,028,329,088
C.		PRESUPUESTO DE INVERSION	285,609,095,000		285,609,095,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	232,034,030,000		232,034,030,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	40,275,000,000		40,275,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	179,759,030,000		179,759,030,000
	1201	ACUEDUCTO Y ALCANTARILLADO	12,000,000,000		12,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	4,220,000,000		4,220,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,220,000,000		1,220,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	3,000,000,000		3,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	5,550,000,000		5,550,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	5,000,000,000		5,000,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	50,000,000		50,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	500,000,000		500,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	4,882,792,890		4,882,792,890
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	2,589,276,000		2,589,276,000
	901	CONSERVACION	1,190,000,000		1,190,000,000
	902	MANEJO	240,000,000		240,000,000
	903	MITIGACION	363,516,890		363,516,890
	1101	PRODUCCION Y APROVECHAMIENTO AGRICOLA	500,000,000		500,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
420		ESTUDIOS DE PREINVERSION	484,500,000		484,500,000
	1000	INTERSUBSECTORIAL GOBIERNO	484,500,000		484,500,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	450,000,000		450,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	450,000,000		450,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	3,650,000,000		3,650,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	250,000,000		250,000,000
	902	MANEJO	200,000,000		200,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,200,000,000		1,200,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	2,000,000,000		2,000,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	13,187,772,110		13,187,772,110
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	7,194,825,110		7,194,825,110
	901	CONSERVACION	1,500,000,000		1,500,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	400,000,000		400,000,000
	1201	ACUEDUCTO Y ALCANTARILLADO	2,600,000,000		2,600,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	1,492,947,000		1,492,947,000
610		CREDITOS	2,800,000,000		2,800,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	2,800,000,000		2,800,000,000
630		TRANSFERENCIAS	18,000,000,000		18,000,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	18,000,000,000		18,000,000,000
640		INVERSIONES Y APORTES FINANCIEROS	350,000,000		350,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	350,000,000		350,000,000
TOTAL PRESUPUESTO SECCION			355,637,424,088		355,637,424,088

SECCION: 3202

INSTITUTO DE HIDROLOGIA, METEOROLOGIA Y ESTUDIOS AMBIENTALES- IDEAM

A.	PRESUPUESTO DE FUNCIONAMIENTO	23,898,259,903		23,898,259,903
C.	PRESUPUESTO DE INVERSION	2,300,000,000	4,944,000,000	7,244,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		2,844,000,000	2,844,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE		2,844,000,000	2,844,000,000
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	300,000,000		300,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	300,000,000		300,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		600,000,000	600,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE		600,000,000	600,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	800,000,000	1,000,000,000	1,800,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	800,000,000	1,000,000,000	1,800,000,000
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	1,100,000,000	500,000,000	1,600,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	1,100,000,000	500,000,000	1,600,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	100,000,000		100,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	100,000,000		100,000,000
TOTAL PRESUPUESTO SECCION			26,198,259,903	4,944,000,000	31,142,259,903

SECCION: 3204

FONDO NACIONAL AMBIENTAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	16,200,000,000	8,875,650,520	25,075,650,520
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	16,200,000,000		16,200,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	16,200,000,000		16,200,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		8,875,650,520	8,875,650,520
	900	INTERSUBSECTORIAL MEDIO AMBIENTE		8,875,181,413	8,875,181,413
	902	MANEJO		469,107	469,107
TOTAL PRESUPUESTO SECCION			16,200,000,000	8,875,650,520	25,075,650,520

SECCION: 3208

CORPORACION AUTONOMA REGIONAL DE LOS VALLES DEL SINU Y SAN JORGE (CVS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	118,777,209		118,777,209
TOTAL PRESUPUESTO SECCION			118,777,209		118,777,209

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3209			
		CORPORACION AUTONOMA REGIONAL DEL QUINDIO (CRQ)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,923,900,423		2,923,900,423
		TOTAL PRESUPUESTO SECCION	2,923,900,423		2,923,900,423
		SECCION: 3210			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL URABA - CORPOURABA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,953,001,233		1,953,001,233
C.		PRESUPUESTO DE INVERSION	150,000,000		150,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	150,000,000		150,000,000
	901	CONSERVACION	50,000,000		50,000,000
	902	MANEJO	70,000,000		70,000,000
	1202	MANEJO Y CONTROL DE RESIDUOS SOLIDOS Y LIQUIDOS	30,000,000		30,000,000
		TOTAL PRESUPUESTO SECCION	2,103,001,233		2,103,001,233
		SECCION: 3211			
		CORPORACION AUTONOMA REGIONAL DE CALDAS (CORPOCALDAS)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,944,592,071		1,944,592,071
		TOTAL PRESUPUESTO SECCION	1,944,592,071		1,944,592,071
		SECCION: 3212			
		CORPORACION AUTONOMA REGIONAL PARA EL DESARROLLO SOSTENIBLE DEL CHOCO - CODECHOCO			
A.		PRESUPUESTO DE FUNCIONAMIENTO	955,169,091		955,169,091
C.		PRESUPUESTO DE INVERSION	200,000,000		200,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	200,000,000		200,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	200,000,000		200,000,000
		TOTAL PRESUPUESTO SECCION	1,155,169,091		1,155,169,091
		SECCION: 3214			
		CORPORACION AUTONOMA REGIONAL DEL TOLIMA (CORTOLIMA)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,134,389,646		1,134,389,646
		TOTAL PRESUPUESTO SECCION	1,134,389,646		1,134,389,646

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3215			
		CORPORACION AUTONOMA REGIONAL DE RISARALDA (CARDER)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,416,156,739		1,416,156,739
TOTAL PRESUPUESTO SECCION			1,416,156,739		1,416,156,739
		SECCION: 3216			
		CORPORACION AUTONOMA REGIONAL DE NARINO (CORPONARINO)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	978,025,091		978,025,091
TOTAL PRESUPUESTO SECCION			978,025,091		978,025,091
		SECCION: 3217			
		CORPORACION AUTONOMA REGIONAL DE LA FRONTERA NORORIENTAL (CORPONOR)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,498,564,516		1,498,564,516
TOTAL PRESUPUESTO SECCION			1,498,564,516		1,498,564,516
		SECCION: 3219			
		CORPORACION AUTONOMA REGIONAL DEL CESAR (CORPOCESAR)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,567,836,228		1,567,836,228
C.		PRESUPUESTO DE INVERSION	150,000,000		150,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
420		ESTUDIOS DE PREINVERSION	50,000,000		50,000,000
	1200	INTERSUBSECTORIAL SANEAMIENTO BASICO	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			1,717,836,228		1,717,836,228
		SECCION: 3221			
		CORPORACION AUTONOMA REGIONAL DEL CAUCA (CRC)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,956,823,397		2,956,823,397
TOTAL PRESUPUESTO SECCION			2,956,823,397		2,956,823,397

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3222			
		CORPORACION AUTONOMA REGIONAL DEL MAGDALENA (CORPAMAG)			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,917,657,039		1,917,657,039
TOTAL PRESUPUESTO SECCION			1,917,657,039		1,917,657,039
		SECCION: 3223			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL SUR DE LA AMAZONIA - CORPOAMAZONIA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,362,179,202		1,362,179,202
C.		PRESUPUESTO DE INVERSION	150,000,000		150,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,000,000		50,000,000
	902	MANEJO	50,000,000		50,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			1,512,179,202		1,512,179,202
		SECCION: 3224			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL NORTE Y ORIENTE DE LA AMAZONIA - CDA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,318,763,128		1,318,763,128
C.		PRESUPUESTO DE INVERSION	200,000,000		200,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	200,000,000		200,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	200,000,000		200,000,000
TOTAL PRESUPUESTO SECCION			1,518,763,128		1,518,763,128
		SECCION: 3226			
		CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL ARCHIPIELAGO DE SAN ANDRES, PROVIDENCIA Y SANTA CATALINA - CORALINA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,321,044,638		1,321,044,638
C.		PRESUPUESTO DE INVERSION	200,000,000		200,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	30,000,000		30,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	30,000,000		30,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	80,000,000		80,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	90,000,000		90,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	40,000,000		40,000,000
	903	MITIGACION	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			1,521,044,638		1,521,044,638

SECCION: 3227

CORPORACION PARA EL DESARROLLO SOSTENIBLE DEL AREA DE MANEJO ESPECIAL LA MACARENA - CORMACARENA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,245,133,403		1,245,133,403
C.		PRESUPUESTO DE INVERSION	200,000,000		200,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	60,000,000		60,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	60,000,000		60,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	140,000,000		140,000,000
	901	CONSERVACION	80,000,000		80,000,000
	902	MANEJO	60,000,000		60,000,000
TOTAL PRESUPUESTO SECCION			1,445,133,403		1,445,133,403

SECCION: 3228

CORPORACION PARA EL DESARROLLO SOSTENIBLE DE LA MOJANA Y EL SAN JORGE - CORPOMOJANA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,244,369,547		1,244,369,547
C.		PRESUPUESTO DE INVERSION	250,000,000		250,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	90,000,000		90,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	90,000,000		90,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	110,000,000		110,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	80,000,000		80,000,000
	902	MANEJO	30,000,000		30,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	50,000,000		50,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	902	MANEJO	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			1,494,369,547		1,494,369,547

SECCION: 3229

CORPORACION AUTONOMA REGIONAL DE LA ORINOQUIA (CORPORINOQUIA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,149,626,573		1,149,626,573
TOTAL PRESUPUESTO SECCION			1,149,626,573		1,149,626,573

SECCION: 3230

CORPORACION AUTONOMA REGIONAL DE SUCRE (CARSUCRE)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,207,955,587		1,207,955,587
C.		PRESUPUESTO DE INVERSION	150,000,000		150,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	30,000,000		30,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	30,000,000		30,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	70,000,000		70,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	70,000,000		70,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
TOTAL PRESUPUESTO SECCION			1,357,955,587		1,357,955,587

SECCION: 3231

CORPORACION AUTONOMA REGIONAL DEL ALTO MAGDALENA (CAM)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,188,776,271		1,188,776,271
TOTAL PRESUPUESTO SECCION			1,188,776,271		1,188,776,271

SECCION: 3232

CORPORACION AUTONOMA REGIONAL DEL CENTRO DE ANTIOQUIA (CORANTIOQUIA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,306,489,426		1,306,489,426
TOTAL PRESUPUESTO SECCION			1,306,489,426		1,306,489,426

SECCION: 3233

CORPORACION AUTONOMA REGIONAL DEL ATLANTICO (CRA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,123,030,321		1,123,030,321

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
TOTAL PRESUPUESTO SECCION			1,123,030,321		1,123,030,321

SECCION: 3234

CORPORACION AUTONOMA REGIONAL DE SANTANDER (CAS)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,195,932,648		1,195,932,648
TOTAL PRESUPUESTO SECCION			1,195,932,648		1,195,932,648

SECCION: 3235

CORPORACION AUTONOMA REGIONAL DE BOYACA (CORPOBOYACA)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,198,406,362		1,198,406,362
TOTAL PRESUPUESTO SECCION			1,198,406,362		1,198,406,362

SECCION: 3236

CORPORACION AUTONOMA REGIONAL DE CHIVOR (CORPOCHIVOR)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,046,887,206		1,046,887,206
TOTAL PRESUPUESTO SECCION			1,046,887,206		1,046,887,206

SECCION: 3237

CORPORACION AUTONOMA REGIONAL DEL GUAVIO (CORPOGUAVIO)

A.		PRESUPUESTO DE FUNCIONAMIENTO	247,920,795		247,920,795
TOTAL PRESUPUESTO SECCION			247,920,795		247,920,795

SECCION: 3238

CORPORACION AUTONOMA REGIONAL DEL CANAL DEL DIQUE (CARDIQUE)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,295,519,995		1,295,519,995
TOTAL PRESUPUESTO SECCION			1,295,519,995		1,295,519,995

SECCION: 3239

CORPORACION AUTONOMA REGIONAL DEL SUR DE BOLIVAR (CSB)

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,128,826,933		1,128,826,933
C.		PRESUPUESTO DE INVERSION	250,000,000		250,000,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	80,000,000		80,000,000
	1202	MANEJO Y CONTROL DE RESIDUOS SOLIDOS Y LIQUIDOS	80,000,000		80,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	50,000,000		50,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	50,000,000		50,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	70,000,000		70,000,000
	900	INTERSUBSECTORIAL MEDIO AMBIENTE	70,000,000		70,000,000
TOTAL PRESUPUESTO SECCION			1,378,826,933		1,378,826,933

SECCION: 3240

INSTITUTO NACIONAL DE VIVIENDA DE INTERES SOCIAL Y REFORMA URBANA -INURBE- EN LIQUIDACION

A.	PRESUPUESTO DE FUNCIONAMIENTO	7,798,058,598	23,578,300,000	31,376,358,598
TOTAL PRESUPUESTO SECCION		7,798,058,598	23,578,300,000	31,376,358,598

SECCION: 3241

FONDO NACIONAL DE VIVIENDA - FONVIVIENDA

A.		PRESUPUESTO DE FUNCIONAMIENTO	75,000,000		75,000,000
C.		PRESUPUESTO DE INVERSION	154,800,000,000	20,000,000,000	174,800,000,000
620		SUBSIDIOS DIRECTOS	154,800,000,000	20,000,000,000	174,800,000,000
	1400	INTERSUBSECTORIAL VIVIENDA	800,000,000		800,000,000
	1402	SOLUCIONES DE VIVIENDA URBANA	154,000,000,000	20,000,000,000	174,000,000,000
TOTAL PRESUPUESTO SECCION			154,875,000,000	20,000,000,000	174,875,000,000

SECCION: 3301

MINISTERIO DE CULTURA

A.		PRESUPUESTO DE FUNCIONAMIENTO	61,107,512,552		61,107,512,552
C.		PRESUPUESTO DE INVERSION	44,290,600,000		44,290,600,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	8,300,000,000		8,300,000,000
	709	ARTE Y CULTURA	8,300,000,000		8,300,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,000,000,000		1,000,000,000
	709	ARTE Y CULTURA	1,000,000,000		1,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	14,275,000,000		14,275,000,000
	709	ARTE Y CULTURA	14,275,000,000		14,275,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	9,000,000,000		9,000,000,000
	709	ARTE Y CULTURA	9,000,000,000		9,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	2,950,000,000		2,950,000,000
	709	ARTE Y CULTURA	2,950,000,000		2,950,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,315,600,000		2,315,600,000
	709	ARTE Y CULTURA	2,315,600,000		2,315,600,000
620		SUBSIDIOS DIRECTOS	1,600,000,000		1,600,000,000
	709	ARTE Y CULTURA	1,600,000,000		1,600,000,000
650		CAPITALIZACION	4,850,000,000		4,850,000,000
	709	ARTE Y CULTURA	4,850,000,000		4,850,000,000
TOTAL PRESUPUESTO SECCION			105,398,112,552		105,398,112,552

SECCION: 3304

ARCHIVO GENERAL DE LA NACION

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	2,981,705,676	2,165,761,380	5,147,467,056
C.		PRESUPUESTO DE INVERSION	1,857,610,000	4,719,563,628	6,577,173,628
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	90,500,000	4,263,100,000	4,353,600,000
	709	ARTE Y CULTURA	90,500,000	4,263,100,000	4,353,600,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	318,298,000	181,600,000	499,898,000
	709	ARTE Y CULTURA	318,298,000	181,600,000	499,898,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	1,236,922,732	176,643,996	1,413,566,728
	709	ARTE Y CULTURA	1,236,922,732	176,643,996	1,413,566,728
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	90,890,368	46,109,632	137,000,000
	709	ARTE Y CULTURA	90,890,368	46,109,632	137,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	120,998,900	52,110,000	173,108,900
	1000	INTERSUBSECTORIAL GOBIERNO	120,998,900	52,110,000	173,108,900
TOTAL PRESUPUESTO SECCION			4,839,315,676	6,885,325,008	11,724,640,684

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3305			
		INSTITUTO COLOMBIANO DE ANTROPOLOGIA E HISTORIA			
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,038,219,712	288,210,000	3,326,429,712
C.		PRESUPUESTO DE INVERSION	970,000,000		970,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	550,000,000		550,000,000
	709	ARTE Y CULTURA	550,000,000		550,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	97,000,000		97,000,000
	709	ARTE Y CULTURA	97,000,000		97,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	115,000,000		115,000,000
	709	ARTE Y CULTURA	115,000,000		115,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	208,000,000		208,000,000
	709	ARTE Y CULTURA	208,000,000		208,000,000
TOTAL PRESUPUESTO SECCION			4,008,219,712	288,210,000	4,296,429,712
		SECCION: 3306			
		INSTITUTO COLOMBIANO DEL DEPORTE - COLDEPORTES			
A.		PRESUPUESTO DE FUNCIONAMIENTO	5,670,290,708	3,341,490,000	9,011,780,708
C.		PRESUPUESTO DE INVERSION	73,829,500,000	19,908,210,000	93,737,710,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	41,550,000,000	500,000,000	42,050,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	41,550,000,000	500,000,000	42,050,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	549,000,000		549,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	549,000,000		549,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	100,000,000		100,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	100,000,000		100,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,067,790,000	1,412,210,000	2,480,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	1,067,790,000	1,412,210,000	2,480,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	100,000,000	200,000,000	300,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	100,000,000	200,000,000	300,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	364,000,000	300,000,000	664,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	364,000,000	300,000,000	664,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	29,048,710,000	17,250,000,000	46,298,710,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	29,048,710,000	17,250,000,000	46,298,710,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	120,000,000		120,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	120,000,000		120,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	144,000,000	246,000,000	390,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	144,000,000	246,000,000	390,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	786,000,000		786,000,000
	708	RECREACION, EDUCACION FISICA Y DEPORTE	786,000,000		786,000,000
TOTAL PRESUPUESTO SECCION			79,499,790,708	23,249,700,000	102,749,490,708

SECCION: 3307

INSTITUTO CARO Y CUERVO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	3,008,862,842	70,537,500	3,079,400,342
C.		PRESUPUESTO DE INVERSION	1,191,217,800		1,191,217,800
122		ADQUISICION DE INFRAESTRUCTURA ADMINISTRATIVA	510,000,000		510,000,000
	709	ARTE Y CULTURA	510,000,000		510,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	204,000,000		204,000,000
	709	ARTE Y CULTURA	204,000,000		204,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	477,217,800		477,217,800
	709	ARTE Y CULTURA	477,217,800		477,217,800
TOTAL PRESUPUESTO SECCION			4,200,080,642	70,537,500	4,270,618,142

SECCION: 3401

AUDITORIA GENERAL DE LA REPUBLICA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	10,691,488,028		10,691,488,028
C.		PRESUPUESTO DE INVERSION	1,000,000,000		1,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	361,149,528		361,149,528

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1000	INTERSUBSECTORIAL GOBIERNO	361,149,528		361,149,528
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	185,918,587		185,918,587
	1000	INTERSUBSECTORIAL GOBIERNO	185,918,587		185,918,587
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	110,549,120		110,549,120
	1000	INTERSUBSECTORIAL GOBIERNO	110,549,120		110,549,120
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	342,382,765		342,382,765
	1000	INTERSUBSECTORIAL GOBIERNO	342,382,765		342,382,765
TOTAL PRESUPUESTO SECCION			11,691,488,028		11,691,488,028

SECCION: 3501

MINISTERIO DE COMERCIO, INDUSTRIA Y TURISMO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	129,034,000,000		129,034,000,000
C.		PRESUPUESTO DE INVERSION	53,281,400,000		53,281,400,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	2,435,000,000		2,435,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	600,000,000		600,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	950,000,000		950,000,000
	206	TURISMO	885,000,000		885,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	625,000,000		625,000,000
	206	TURISMO	625,000,000		625,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	760,000,000		760,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	760,000,000		760,000,000
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	545,000,000		545,000,000
	205	COMERCIO EXTERNO	545,000,000		545,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,000,000,000		1,000,000,000
	205	COMERCIO EXTERNO	1,000,000,000		1,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	4,890,000,000		4,890,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	325,000,000		325,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	202	PEQUENA Y MEDIANA INDUSTRIA	200,000,000		200,000,000
	204	COMERCIO INTERNO	75,000,000		75,000,000
	205	COMERCIO EXTERNO	560,000,000		560,000,000
	206	TURISMO	3,630,000,000		3,630,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	100,000,000		100,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	1,615,000,000		1,615,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	1,615,000,000		1,615,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	200,000,000		200,000,000
	204	COMERCIO INTERNO	100,000,000		100,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	100,000,000		100,000,000
420		ESTUDIOS DE PREINVERSION	70,000,000		70,000,000
	202	PEQUENA Y MEDIANA INDUSTRIA	70,000,000		70,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	2,102,700,000		2,102,700,000
	205	COMERCIO EXTERNO	2,102,700,000		2,102,700,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	31,100,000,000		31,100,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	1,000,000,000		1,000,000,000
	201	MICROEMPRESA E INDUSTRIA ARTESANAL	30,000,000,000		30,000,000,000
	206	TURISMO	100,000,000		100,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	1,415,000,000		1,415,000,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	1,415,000,000		1,415,000,000
610		CREDITOS	6,523,700,000		6,523,700,000
	200	INTERSUBSECTORIAL INDUSTRIA Y COMERCIO	6,523,700,000		6,523,700,000
TOTAL PRESUPUESTO SECCION			182,315,400,000		182,315,400,000

SECCION: 3502

SUPERINTENDENCIA DE SOCIEDADES

A.	PRESUPUESTO DE FUNCIONAMIENTO		51,526,300,000	51,526,300,000
C.	PRESUPUESTO DE INVERSION		5,029,490,000	5,029,490,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,029,490,000	5,029,490,000
	1000	INTERSUBSECTORIAL GOBIERNO		5,029,490,000	5,029,490,000
TOTAL PRESUPUESTO SECCION				56,555,790,000	56,555,790,000

SECCION: 3601

MINISTERIO DE LA PROTECCION SOCIAL

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	13,082,833,014,953		13,082,833,014,953
C.		PRESUPUESTO DE INVERSION	2,304,157,637,458		2,304,157,637,458
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,661,800,000		1,661,800,000
	302	SERVICIOS GENERALES DE SALUD	1,661,800,000		1,661,800,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	500,000,000		500,000,000
	300	INTERSUBSECTORIAL SALUD	500,000,000		500,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,792,000,000		3,792,000,000
	300	INTERSUBSECTORIAL SALUD	3,792,000,000		3,792,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA	2,500,000,000		2,500,000,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	2,500,000,000		2,500,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	10,716,726,740		10,716,726,740
	300	INTERSUBSECTORIAL SALUD	9,836,690,000		9,836,690,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	880,036,740		880,036,740
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	136,800,123,000		136,800,123,000
	300	INTERSUBSECTORIAL SALUD	6,788,523,000		6,788,523,000
	301	PREVENCION EN SALUD	130,011,600,000		130,011,600,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	13,086,734,138		13,086,734,138
	300	INTERSUBSECTORIAL SALUD	2,630,052,000		2,630,052,000
	303	SERVICIOS ESPECIALIZADOS DE SALUD	8,624,319,638		8,624,319,638
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	1,832,362,500		1,832,362,500
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO	2,000,000,000		2,000,000,000
	300	INTERSUBSECTORIAL SALUD	2,000,000,000		2,000,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	12,347,090,000		12,347,090,000
	300	INTERSUBSECTORIAL SALUD	12,189,590,000		12,189,590,000
	903	MITIGACION	157,500,000		157,500,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	220,500,000		220,500,000
	301	PREVENCION EN SALUD	220,500,000		220,500,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO	426,750,000		426,750,000
	300	INTERSUBSECTORIAL SALUD	216,750,000		216,750,000
	1302	BIENESTAR SOCIAL A TRABAJADORES	210,000,000		210,000,000
620		SUBSIDIOS DIRECTOS	268,000,000,000		268,000,000,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL	134,000,000,000		134,000,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	134,000,000,000		134,000,000,000
630		TRANSFERENCIAS	1,852,105,913,580		1,852,105,913,580
	304	SERVICIOS INTEGRALES DE SALUD	1,835,563,356,257		1,835,563,356,257
	1302	BIENESTAR SOCIAL A TRABAJADORES	16,542,557,323		16,542,557,323
TOTAL PRESUPUESTO SECCION			15,386,990,652,411		15,386,990,652,411

SECCION: 3602

SERVICIO NACIONAL DE APRENDIZAJE (SENA)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		46,921,300,000	46,921,300,000
B.		PRESUPUESTO DE SERVICIO DE LA DEUDA PUBLICA		220,300,000	220,300,000
C.		PRESUPUESTO DE INVERSION		990,552,300,000	990,552,300,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,000,000,000	5,000,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		5,000,000,000	5,000,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		5,000,000,000	5,000,000,000
	704	CAPACITACION TECNICA NO PROFESIONAL		5,000,000,000	5,000,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		662,383,400,000	662,383,400,000
	704	CAPACITACION TECNICA NO PROFESIONAL		660,383,400,000	660,383,400,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		2,000,000,000	2,000,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO		93,009,600,000	93,009,600,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		93,009,600,000	93,009,600,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		159,852,300,000	159,852,300,000
	704	CAPACITACION TECNICA NO PROFESIONAL		159,852,300,000	159,852,300,000
610		CREDITOS		34,137,700,000	34,137,700,000
	1302	BIENESTAR SOCIAL A TRABAJADORES		34,137,700,000	34,137,700,000
620		SUBSIDIOS DIRECTOS		31,169,300,000	31,169,300,000
	1300	INTERSUBSECTORIAL TRABAJO Y SEGURIDAD SOCIAL		31,169,300,000	31,169,300,000
TOTAL PRESUPUESTO SECCION				1,037,693,900,000	1,037,693,900,000

SECCION: 3603

FONDO DE PREVISION SOCIAL DEL CONGRESO

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	211,844,204,000	14,696,688,000	226,540,892,000
C.		PRESUPUESTO DE INVERSION	815,000,000		815,000,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	815,000,000		815,000,000
	1301	REGLAMENTACION DEL TRABAJO	815,000,000		815,000,000
TOTAL PRESUPUESTO SECCION			212,659,204,000	14,696,688,000	227,355,892,000

SECCION: 3605

FONDO DE PASIVO SOCIAL DE FERROCARRILES NACIONALES DE COLOMBIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	275,751,139,000	38,241,000,000	313,992,139,000
TOTAL PRESUPUESTO SECCION			275,751,139,000	38,241,000,000	313,992,139,000

SECCION: 3606

INSTITUTO NACIONAL DE SALUD (INS)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	10,446,000,000	912,000,000	11,358,000,000
C.		PRESUPUESTO DE INVERSION	5,037,175,985	1,166,781,929	6,203,957,914
212		MANTENIMIENTO DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	920,000,000	450,000,000	1,370,000,000
	300	INTERSUBSECTORIAL SALUD	920,000,000	450,000,000	1,370,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	610,000,000	201,781,929	811,781,929
	406	SERVICIOS DE VALOR AGREGADO EN COMUNICACIONES	610,000,000	201,781,929	811,781,929

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	1,487,175,985	310,000,000	1,797,175,985
	300	INTERSUBSECTORIAL SALUD	1,487,175,985	310,000,000	1,797,175,985
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	2,020,000,000	200,000,000	2,220,000,000
	300	INTERSUBSECTORIAL SALUD	2,020,000,000	200,000,000	2,220,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		5,000,000	5,000,000
	304	SERVICIOS INTEGRALES DE SALUD		5,000,000	5,000,000
TOTAL PRESUPUESTO SECCION			15,483,175,985	2,078,781,929	17,561,957,914

SECCION: 3607

INSTITUTO COLOMBIANO DE BIENESTAR FAMILIAR (ICBF)

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		153,854,189,000	153,854,189,000
C.		PRESUPUESTO DE INVERSION	147,500,000,000	1,428,238,550,000	1,575,738,550,000
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,000,000,000		3,000,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	3,000,000,000		3,000,000,000
123		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA ADMINISTRATIVA		13,062,500,000	13,062,500,000
	300	INTERSUBSECTORIAL SALUD		13,062,500,000	13,062,500,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS		14,610,423,993	14,610,423,993
	300	INTERSUBSECTORIAL SALUD		14,610,423,993	14,610,423,993
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		15,466,550,002	15,466,550,002
	300	INTERSUBSECTORIAL SALUD		15,466,550,002	15,466,550,002
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	144,500,000,000	1,380,284,076,005	1,524,784,076,005
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	1,000,000,000		1,000,000,000
	1501	ASISTENCIA DIRECTA A LA COMUNIDAD	143,500,000,000	1,380,284,076,005	1,523,784,076,005
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		2,715,000,000	2,715,000,000
	300	INTERSUBSECTORIAL SALUD		2,715,000,000	2,715,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,100,000,000	2,100,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
	300	INTERSUBSECTORIAL SALUD		2,100,000,000	2,100,000,000
TOTAL PRESUPUESTO SECCION			147,500,000,000	1,582,092,739,000	1,729,592,739,000

SECCION: 3608

SUPERINTENDENCIA NACIONAL DE SALUD

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		19,215,895,000	19,215,895,000
C.		PRESUPUESTO DE INVERSION	2,034,442,575	1,071,200,000	3,105,642,575
440		ACTUALIZACION DE INFORMACION PARA PROCESAMIENTO	2,034,442,575	1,071,200,000	3,105,642,575
	300	INTERSUBSECTORIAL SALUD	2,034,442,575	1,071,200,000	3,105,642,575
TOTAL PRESUPUESTO SECCION			2,034,442,575	20,287,095,000	22,321,537,575

SECCION: 3609

INSTITUTO NACIONAL DE VIGILANCIA DE MEDICAMENTOS Y ALIMENTOS - INVIMA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO		10,270,300,000	10,270,300,000
C.		PRESUPUESTO DE INVERSION		20,979,143,810	20,979,143,810
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR		5,026,500,000	5,026,500,000
	300	INTERSUBSECTORIAL SALUD		5,026,500,000	5,026,500,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR		7,694,943,810	7,694,943,810
	300	INTERSUBSECTORIAL SALUD		7,694,943,810	7,694,943,810
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO		903,000,000	903,000,000
	300	INTERSUBSECTORIAL SALUD		903,000,000	903,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS		393,000,000	393,000,000
	300	INTERSUBSECTORIAL SALUD		393,000,000	393,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		2,426,000,000	2,426,000,000
	301	PREVENCION EN SALUD		2,426,000,000	2,426,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO		4,535,700,000	4,535,700,000
	301	PREVENCION EN SALUD		4,535,700,000	4,535,700,000
TOTAL PRESUPUESTO SECCION				31,249,443,810	31,249,443,810

SECCION: 3701

MINISTERIO DEL INTERIOR Y DE JUSTICIA

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
A.		PRESUPUESTO DE FUNCIONAMIENTO	288,197,103,660		288,197,103,660

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
C.		PRESUPUESTO DE INVERSION	66,926,906,680		66,926,906,680
111		CONSTRUCCION DE INFRAESTRUCTURA PROPIA DEL SECTOR	44,711,382,000		44,711,382,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	44,711,382,000		44,711,382,000
112		ADQUISICION DE INFRAESTRUCTURA PROPIA DEL SECTOR	9,350,000,000		9,350,000,000
	1107	TENENCIA DE LA TIERRA	9,350,000,000		9,350,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	5,300,000,000		5,300,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	5,300,000,000		5,300,000,000
211		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES SUMINISTROS Y SERVICIOS PROPIOS DEL SECTOR	1,880,000,000		1,880,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	350,000,000		350,000,000
	1001	ATENCION DE EMERGENCIAS Y DESASTRES	1,530,000,000		1,530,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	200,000,000		200,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	200,000,000		200,000,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	150,000,000		150,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	150,000,000		150,000,000
510		ASISTENCIA TECNICA, DIVULGACION Y CAPACITACION A FUNCIONARIOS DEL ESTADO PARA APOYO A LA ADMINISTRACION DEL ESTADO	1,300,000,000		1,300,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	1,300,000,000		1,300,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	4,035,524,680		4,035,524,680
	101	DEFENSA Y SEGURIDAD INTERNA	1,501,524,680		1,501,524,680
	800	INTERSUBSECTORIAL JUSTICIA	1,673,000,000		1,673,000,000
	1000	INTERSUBSECTORIAL GOBIERNO	861,000,000		861,000,000
TOTAL PRESUPUESTO SECCION			355,124,010,340		355,124,010,340

SECCION: 3702

FONDO PARA LA PARTICIPACION Y EL FORTALECIMIENTO DE LA DEMOCRACIA

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,277,843,000		1,277,843,000
TOTAL PRESUPUESTO SECCION			1,277,843,000		1,277,843,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
		SECCION: 3703			
		DIRECCION NACIONAL DEL DERECHO DE AUTOR			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,564,715,761		1,564,715,761
TOTAL PRESUPUESTO SECCION			1,564,715,761		1,564,715,761
		SECCION: 3704			
		CORPORACION NACIONAL PARA LA RECONSTRUCCION DE LA CUENCA DEL RIO PAEZ Y ZONAS ALEDANAS NASA KI WE			
A.		PRESUPUESTO DE FUNCIONAMIENTO	1,280,300,797		1,280,300,797
C.		PRESUPUESTO DE INVERSION	3,000,000,000		3,000,000,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	3,000,000,000		3,000,000,000
	1500	INTERSUBSECTORIAL DESARROLLO COMUNITARIO	3,000,000,000		3,000,000,000
TOTAL PRESUPUESTO SECCION			4,280,300,797		4,280,300,797
		SECCION: 3705			
		SUPERINTENDENCIA DE NOTARIADO Y REGISTRO			
A.		PRESUPUESTO DE FUNCIONAMIENTO		178,380,772,448	178,380,772,448
C.		PRESUPUESTO DE INVERSION		112,192,370,000	112,192,370,000
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR		1,992,000,000	1,992,000,000
	800	INTERSUBSECTORIAL JUSTICIA		1,992,000,000	1,992,000,000
430		LEVANTAMIENTO DE INFORMACION PARA PROCESAMIENTO		18,462,606,000	18,462,606,000
	800	INTERSUBSECTORIAL JUSTICIA		18,462,606,000	18,462,606,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO		2,565,000,000	2,565,000,000
	800	INTERSUBSECTORIAL JUSTICIA		2,565,000,000	2,565,000,000
630		TRANSFERENCIAS		89,172,764,000	89,172,764,000
	803	ADMINISTRACION DE JUSTICIA		89,172,764,000	89,172,764,000
TOTAL PRESUPUESTO SECCION				290,573,142,448	290,573,142,448
		SECCION: 3706			
		INSTITUTO NACIONAL PENITENCIARIO Y CARCELARIO - INPEC			
A.		PRESUPUESTO DE FUNCIONAMIENTO	607,379,650,074	350,000,000	607,729,650,074
C.		PRESUPUESTO DE INVERSION	5,125,000,000		5,125,000,000

CTA PROG	SUBC SUBP	CONCEPTO	APORTE NACIONAL	RECURSOS PROPIOS	TOTAL
113		MEJORAMIENTO Y MANTENIMIENTO DE INFRAESTRUCTURA PROPIA DEL SECTOR	1,488,000,000		1,488,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	1,488,000,000		1,488,000,000
221		ADQUISICION Y/O PRODUCCION DE EQUIPOS, MATERIALES, SUMINISTROS Y SERVICIOS ADMINISTRATIVOS	1,803,000,000		1,803,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	1,803,000,000		1,803,000,000
310		DIVULGACION, ASISTENCIA TECNICA Y CAPACITACION DEL RECURSO HUMANO	958,000,000		958,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	958,000,000		958,000,000
320		PROTECCION Y BIENESTAR SOCIAL DEL RECURSO HUMANO	876,000,000		876,000,000
	802	SISTEMA PENITENCIARIO Y CARCELARIO	876,000,000		876,000,000
TOTAL PRESUPUESTO SECCION			612,504,650,074	350,000,000	612,854,650,074

SECCION: 3707

DIRECCION NACIONAL DE ESTUPEFACIENTES

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,356,615,643	30,826,159,973	32,182,775,616
C.		PRESUPUESTO DE INVERSION	500,000,000	86,859,600,000	87,359,600,000
410		INVESTIGACION BASICA, APLICADA Y ESTUDIOS	261,000,000		261,000,000
	800	INTERSUBSECTORIAL JUSTICIA	261,000,000		261,000,000
520		ADMINISTRACION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA ADMINISTRACION DEL ESTADO	239,000,000		239,000,000
	800	INTERSUBSECTORIAL JUSTICIA	239,000,000		239,000,000
530		ATENCION, CONTROL Y ORGANIZACION INSTITUCIONAL PARA APOYO A LA GESTION DEL ESTADO		86,859,600,000	86,859,600,000
	1000	INTERSUBSECTORIAL GOBIERNO		86,859,600,000	86,859,600,000
TOTAL PRESUPUESTO SECCION			1,856,615,643	117,685,759,973	119,542,375,616

SECCION: 3801

COMISION NACIONAL DEL SERVICIO CIVIL

A.		PRESUPUESTO DE FUNCIONAMIENTO	1,678,535,000	14,741,300,000	16,419,835,000
TOTAL PRESUPUESTO SECCION			1,678,535,000	14,741,300,000	16,419,835,000
TOTAL PRESUPUESTO NACIONAL			98,771,917,811,394	6,620,687,072,717	105,392,604,884,111

TERCERA PARTE

DISPOSICIONES GENERALES

Artículo 3o. Las disposiciones generales de la presente Ley son complementarias de las leyes 38 de 1989, 179 de 1994, 225 de 1995 y 819 de 2003, Orgánicas del Presupuesto, y deben aplicarse en armonia con éstas.

Estas normas rigen para los órganos que conforman el Presupuesto General de la Nación, y para los recursos de la Nación asignados a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economia Mixta con el régimen de aquellas.

Los fondos sin personería jurídica deben ser creados por ley o por su autorización expresa y estarán sujetos a las normas y procedimientos establecidos en la Constitución Política, el Estatuto Orgánico del Presupuesto, la presente Ley y las demás normas que reglamenten los órganos a los cuales pertenecen.

CAPÍTULO I
DE LAS RENTAS Y RECURSOS

Artículo 4o. La Dirección General de Crédito Público y del Tesoro Nacional del Ministerio de Hacienda y Crédito Público informará a los diferentes órganos las fechas de perfeccionamiento y desembolso de los recursos del crédito interno y externo de la Nación. Los establecimientos públicos del orden nacional reportarán a la referida Dirección el monto y las fechas de los recursos de crédito externo e interno contratados directamente.

El Ministerio de Hacienda y Crédito Público conceptuará previamente sobre las solicitudes de modificación a fuentes de financiación cuando se trate de recursos de crédito de las diferentes apropiaciones que se detallen en el anexo del decreto de liquidación, siempre y cuando no modifiquen los montos aprobados por el Congreso de la República en la ley anual.

Artículo 5o. El Gobierno Nacional podrá realizar sin operación presupuestal alguna, sustituciones en su portafolio de inversiones con sus entidades descentralizadas, de conformidad con las normas legales vigentes.

Artículo 6o. Los ingresos corrientes de la Nación y aquellas contribuciones y recursos que en las normas legales no se haya autorizado su recaudo y manejo a otro órgano, deben consignarse en la Dirección General de Crédito Público y del Tesoro Nacional, por quienes estén encargados de su recaudo.

Las Superintendencias que no sean una sección presupuestal deben consignar mensualmente en la Dirección General de Crédito Público y del Tesoro Nacional, el valor total de las contribuciones establecidas en la ley.

Artículo 7o. El Ministro de Hacienda y Crédito Público fijará los criterios técnicos para el manejo de los excedentes de liquidez del Tesoro Nacional acorde con los objetivos monetarios, cambiarios y de tasa de interés a corto y largo plazo.

Artículo 8o. El Gobierno Nacional podrá emitir títulos de Tesorería, TES, Clase "B", con base en la facultad de la Ley 51 de 1990 de acuerdo con las siguientes reglas: no contarán con la garantía solidaria del Banco de la República; el estimativo de los ingresos producto de su colocación se incluirá en el Presupuesto General de la Nación como recursos de capital, con excepción de los provenientes de la colocación de títulos para operaciones temporales de tesorería; sus rendimientos se atenderán con cargo al presupuesto General de la Nación; su redención se atenderá con cargo a los recursos del Presupuesto General de la Nación, con excepción de las operaciones temporales de tesorería cuyo monto de emisión se fijará en el decreto que las autorice; podrán ser administrados directamente por la Nación; podrán ser denominados en moneda extranjera; su emisión solo requerirá del decreto que la autorice y fije sus condiciones financieras; su emisión no afectará el cupo de endeudamiento y estará limitada, para las destinadas a financiar las apropiaciones presupuestales por el monto de estas.

Artículo 9o. Los rendimientos financieros originados con recursos de la Nación, incluidos los negocios fiduciarios, deben consignarse en la Dirección General de Crédito Público y del Tesoro Nacional en el mes siguiente de su recaudo.

Artículo 10o. Facúltase a la Dirección General de Crédito Público y del Tesoro Nacional para que con los excedentes de liquidez en moneda nacional y extranjera de los fondos que administre, realice las siguientes operaciones: compra y venta de títulos valores emitidos por la Nación, el Banco de la República, Fogafín, entidades sujetas al control y vigilancia de la Superintendencia Bancaria y otros gobiernos y tesorerías; compra de deuda de la Nación; compras con pacto de retroventa con entidades públicas y con entidades financieras sujetas al control y vigilancia de la Superintendencia Bancaria, dentro de los cupos que autorice el Ministro de Hacienda y Crédito Público; depósitos remunerados e inversiones financieras en entidades sujetas al control y vigilancia de la Superintendencia Bancaria; depósitos a término y compras de títulos emitidos por entidades bancarias y financieras del exterior; operaciones de cubrimiento de riesgos; y las demás que autorice el Gobierno Nacional; así mismo, préstamos transitorios a la Dirección General de Crédito Público y del Tesoro Nacional, reconociendo tasa de mercado durante el periodo de utilización, evento que no implica unidad de caja; y préstamos de títulos valores a la citada Dirección a tasas de mercado.

Parágrafo. Lo anterior aplica cuando, de acuerdo con las disposiciones legales, la Dirección General de Crédito Público y del Tesoro Nacional no pueda hacer unidad de caja con los recursos de los fondos que administre.

Artículo 11o. Los establecimientos públicos podrán pagar con sus ingresos propios obligaciones financiadas con recursos de la Nación mientras la Dirección General de Crédito Público y del Tesoro Nacional del Ministerio de Hacienda y Crédito Público transfiere los dineros respectivos.

Igual procedimiento será aplicable a los órganos del Presupuesto General de la Nación cuando administren fondos especiales y a las Empresas Industriales y Comerciales del Estado y Sociedades de Economía Mixta con el régimen de aquellas sobre los recursos de la Nación.

Estas operaciones deben contar con autorización previa de la Dirección General de Crédito Público y del Tesoro Nacional.

Los establecimientos públicos del orden nacional que administren recursos parafiscales y hayan recibido aportes de la Nación a cualquier título, harán uso de lo establecido en el inciso primero del presente artículo, sin que esas operaciones deban contar con autorización previa de la Dirección General de Crédito Público y del Tesoro Nacional, ni se genere obligación a cargo de la Nación.

CAPÍTULO II
DE LOS GASTOS

Artículo 12o. Las afectaciones al presupuesto se harán teniendo en cuenta la prestación principal originada en los compromisos que se adquieran y con cargo a este rubro se cubrirán los demás costos inherentes o accesorios.

Con cargo a las apropiaciones de cada rubro presupuestal, que sean afectadas con los compromisos iniciales, se atenderán las obligaciones derivadas de estos compromisos, tales como, los costos imprevistos, ajustes y revisión de valores e intereses moratorios y gastos de nacionalización.

Artículo 13o. Prohíbese tramitar actos administrativos u obligaciones que afecten el presupuesto de gastos cuando no reúnan los requisitos legales o se configuren como hechos cumplidos. El representante legal y ordenador del gasto o en quienes estos hayan delegado, responderán disciplinaria, fiscal y penalmente por incumplir lo establecido en esta norma.

Artículo 14o. Para proveer empleos vacantes se requerirá del certificado de disponibilidad presupuestal por la vigencia fiscal de 2006. Por medio de éste, el Jefe de Presupuesto o quien haga sus veces garantizará la existencia de los recursos del 1 de enero al 31 de diciembre de 2006, por todo concepto de gastos de personal, salvo que el nombramiento sea en reemplazo de un cargo provisto o creado durante la vigencia, para lo cual se deberá expedir el certificado de disponibilidad presupuestal por lo que resta del año fiscal.

Toda provisión de empleos de los servidores públicos deberá corresponder a los previstos en la planta de personal, incluyendo las vinculaciones de los trabajadores oficiales.

Previo al reconocimiento de la Prima Técnica se expedirá el certificado de disponibilidad presupuestal. Por medio de éste se deberá garantizar la existencia de recursos del 1 de enero al 31 de diciembre de 2006.

La vinculación de supernumerarios, por períodos superiores a tres meses, deberá ser autorizada mediante resolución suscrita por el jefe del respectivo órgano.

Artículo 15o. La solicitud de modificación a las plantas de personal requerirá para su consideración y trámite, por parte del Ministerio de Hacienda y Crédito Público, Dirección General del Presupuesto Público Nacional, los siguientes requisitos:

1. Exposición de motivos.
2. Costos comparativos de las plantas vigente y propuesta.
3. Efectos sobre los gastos generales.
4. Concepto del Departamento Nacional de Planeación si se afectan los gastos de inversión.
5. Y los demás que la Dirección General del Presupuesto Público Nacional considere pertinentes.

El Departamento Administrativo de la Función Pública aprobará las propuestas de modificaciones a las plantas de personal, cuando hayan obtenido la viabilidad presupuestal del Ministerio de Hacienda y Crédito Público-Dirección General del Presupuesto Público Nacional.

Artículo 16o. Los recursos destinados a programas de capacitación y bienestar social no pueden tener por objeto crear o incrementar salarios, bonificaciones, sobresueldos, primas, prestaciones sociales, remuneraciones extralegales o estímulos pecuniarios ocasionales que la ley no haya establecido para los servidores públicos, ni servir para otorgar beneficios directos en dinero o en especie.

Los programas de capacitación podrán comprender matrículas de los funcionarios, que se girarán directamente a los establecimientos educativos, salvo lo previsto por el Artículo 114 de la Ley 30 de 1992. Su otorgamiento se hará en virtud de la reglamentación interna del órgano respectivo.

Artículo 17o. La Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público será la competente para expedir la resolución que regirá la constitución y funcionamiento de las cajas menores en los órganos que conforman el Presupuesto General de la Nación, y en las entidades nacionales con régimen presupuestal de Empresas Industriales y Comerciales del Estado con carácter no financiero, respecto de los recursos que le asigna la Nación.

Artículo 18o. La adquisición de los bienes que necesiten los órganos que hacen parte del Presupuesto General de la Nación para su funcionamiento y organización requieren de un plan de compras. Este plan deberá aprobarse por cada órgano acorde con las apropiaciones autorizadas en el Presupuesto General de la Nación y se modificará cuando las apropiaciones que la respaldan sean modificadas.

Artículo 19o. Se podrá hacer distribuciones en el presupuesto de ingresos y gastos, sin cambiar su destinación ni cuantía, mediante resolución suscrita por el jefe del respectivo órgano. En el caso de los establecimientos públicos del orden nacional estas distribuciones se harán por resolución o acuerdo de las juntas o Consejos Directivos. Si no existen juntas o Consejos Directivos lo hará el representante legal de estos.

Las operaciones presupuestales contenidas en los mencionados actos administrativos, se someterán a aprobación del Ministerio de Hacienda y Crédito Público-Dirección General del Presupuesto Público Nacional.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

A fin de evitar duplicaciones en los casos en los cuales la distribución afecte el presupuesto de otro órgano que haga parte del Presupuesto General de la Nación, el mismo acto administrativo servirá de base para realizar los ajustes correspondientes en el órgano que distribuye e incorporar las del órgano receptor. La ejecución presupuestal de estas deberá iniciarse en la misma vigencia de la distribución; en caso de requerirse se abrirán subordinales y subproyectos.

El jefe del órgano o en quien éste haya delegado la ordenación del gasto podrá efectuar a nivel del decreto de liquidación asignaciones internas de apropiaciones en sus dependencias, seccionales o regionales a fin de facilitar su manejo operativo y de gestión, sin que las mismas impliquen cambiar su destinación. Estas asignaciones para su validez no requerirán aprobación del Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional.

Artículo 20o. Los órganos de que trata el artículo 3 de la presente Ley podrán pactar anticipos únicamente cuando cuenten con Programa Anual Mensualizado de Caja- PAC aprobado.

Artículo 21o. El Gobierno Nacional en el decreto de liquidación clasificará y definirá los ingresos y gastos. Así mismo, cuando las partidas se incorporen en numerales rentísticos, secciones, programas y subprogramas que no correspondan a su objeto o naturaleza, las ubicará en el sitio que corresponda.

El Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional hará mediante resolución, las operaciones que en igual sentido se requieran durante el transcurso de la vigencia.

Cuando se trate del presupuesto de gastos de inversión requerirá del concepto previo favorable del Departamento Nacional de Planeación.

Artículo 22o. El Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional, de oficio o a petición del jefe del órgano respectivo, hará por resolución las aclaraciones y correcciones de leyenda necesarias para enmendar los errores de transcripción y aritméticos que figuren en el Presupuesto General de la Nación para la vigencia fiscal de 2006.

Artículo 23o. El Ministerio de Hacienda y Crédito Público- Dirección General del Presupuesto Público Nacional podrá abstenerse de adelantar los tramites de cualquier operación presupuestal de las entidades señaladas en el artículo 3 de la presente Ley que incumplan los objetivos y metas trazados en el Plan Financiero, en la Programación Macroeconómica del Gobierno Nacional y en el Programa Anual de Caja.

Artículo 24o. Los órganos de que trata el artículo 3 de la presente Ley enviarán a la Dirección General del Presupuesto Público Nacional informes mensuales sobre la ejecución de ingresos y gastos, dentro de los cinco (5) primeros días del mes siguiente.

Artículo 25o. Los compromisos y las obligaciones de los órganos que sean una sección del Presupuesto General de la Nación correspondientes a las apropiaciones financiadas con rentas provenientes de contratos o convenios, sólo podrán ser asumidos cuando estos se hayan perfeccionado.

Artículo 26o. Cuando los órganos que hacen parte del Presupuesto General de la Nación, celebren contratos entre sí, que afecten sus presupuestos, con excepción de los de crédito, harán los ajustes mediante resoluciones del jefe del órgano respectivo. En el caso de los Establecimientos Públicos del Orden Nacional, las Superintendencias y Unidades Administrativas Especiales con personería jurídica así como las señaladas en el artículo 5 del Estatuto Orgánico del Presupuesto, dichos ajustes deben realizarse por acuerdo o resolución de las juntas o consejos directivos o el representante legal del órgano, si no existen juntas o consejos directivos.

Los actos administrativos a que se refiere el inciso anterior deberán ser remitidos al Ministerio de Hacienda y Crédito Público-Dirección General del Presupuesto Público Nacional, acompañados del respectivo certificado de disponibilidad presupuestal y su justificación económica, para la aprobación de las operaciones presupuestales en ellos contenidas, requisito sin el cual no podrán ser ejecutados.

Los jefes de los órganos responderán por la legalidad de los actos en mención.

Artículo 27o. La Dirección General del Presupuesto Público Nacional, en la elaboración de informes de ejecución del Presupuesto General de la Nación, presentará la información neta, de manera que se elimine la duplicidad de gastos.

Artículo 28o. Cuando los órganos que conforman el presupuesto general de la Nación posean bienes inmuebles que en la actualidad no se estén utilizando o que no sean necesarios para el desarrollo normal de sus funciones, deben desarrollar todas las actividades tendientes a cumplir con lo establecido en el artículo 8° de la ley 708 de 2001 y sus decretos reglamentarios. Dichos inmuebles también podrán ser transferidos, previo avalúo, a título de aportes de capital a empresas industriales y comerciales del Estado o empresas sociales del Estado, sin que ello implique operación presupuestal.
Así mismo, cuando dichos órganos funcionen en inmuebles de propiedad de particulares en calidad de arrendatarios, deben efectuar las gestiones necesarias para su traslado a un inmueble que actualmente no se encuentre ocupado por otra entidad pública y que sea de su propiedad.

Artículo 29o. Ningún órgano podrá contraer compromisos que impliquen el pago de cuotas a organismos internacionales con cargo al Presupuesto General de la Nación, sin que exista la ley aprobatoria de tratados públicos o que el Presidente de la República haya autorizado su aplicación provisional en los términos del artículo 224 de la Constitución Política.

Una vez cumplidos los requisitos del inciso anterior, previa autorización del Ministerio de Relaciones Exteriores, los establecimientos públicos del nivel nacional, sólo podrán pagar con cargo a sus recursos propios las cuotas a dichos organismos.

Los aportes y contribuciones de la República de Colombia a los Organismos Financieros Internacionales se pagarán con cargo al Presupuesto General de la Nación, salvo en aquellos casos en que los aportes se contabilicen como reservas internacionales, que serán pagados de conformidad con lo previsto en la Ley 31 de 1992 o aquellas que la modifiquen o adicionen.

Artículo 30o. Los órganos que conforman el Presupuesto General de la Nación deben reintegrar, dentro del primer trimestre de 2006, a la Dirección General de Crédito Público y del Tesoro Nacional, y a sus tesorerías cuando correspondan a recursos propios, los recursos originados en convenios con organismos internacionales que no estén amparando compromisos u obligaciones, y que correspondan a apropiaciones presupuestales de la vigencia fiscal 2004 y anteriores, incluidos sus rendimientos financieros, diferencial cambiario, y demás réditos originados en aquellos, con el soporte correspondiente.

Artículo 31o. Cuando exista apropiación presupuestal en el servicio de la deuda pública podrá efectuarse anticipos en el pago de los contratos de empréstito. Igualmente podrá atenderse con cargo a la vigencia en curso las del servicio de la deuda pública correspondiente al mes de enero de 2007.

Artículo 32o. La representación legal y la ordenación del gasto del servicio de la deuda está a cargo del Ministro de Hacienda y Crédito Público o en quien este delegue, según las disposiciones de la Ley Orgánica del Presupuesto.

Artículo 33o. Los gastos que sean necesarios para la administración, consecución y servicio de las operaciones de crédito público, las asimiladas a ellas, las propias del manejo de la deuda, las operaciones conexas y las demás relacionadas con los recursos del Crédito serán atendidos con cargo a las apropiaciones del Servicio de la Deuda Pública.

CAPÍTULO III
DE LAS RESERVAS PRESUPUESTALES Y CUENTAS POR PAGAR

Articulo 34o. Las reservas presupuestales y las cuentas por pagar de los órganos que conforman el Presupuesto General de la Nación, correspondientes al año 2005, deben constituirse a más tardar el 26 de enero de 2006 y remitirse dentro de los tres (3) días siguientes, a la Dirección General del Presupuesto Público Nacional. Las primeras serán constituidas por el ordenador del gasto y el jefe de presupuesto o quien haga sus veces, y las segundas por el ordenador del gasto y el tesorero de cada órgano.

Cuando se trate de aportes de la Nación a las Empresas Industriales y Comerciales del Estado o a las Sociedades de Economía Mixta con el régimen de aquellas, tanto las reservas como las cuentas por pagar deben constituirse en el mismo plazo, por el ordenador del gasto y el jefe de presupuesto o por quien haga sus veces, en el primer caso, y por el ordenador del gasto y el tesorero de cada empresa o sociedad en el segundo caso.

Igual procedimiento será aplicable a las Superintendencias y a las Unidades Administrativas Especiales cuando no figuren como secciones presupuestales.

Artículo 35o. Constituidas las cuentas por pagar y las reservas presupuestales de la vigencia fiscal de 2005, los dineros sobrantes serán reintegrados a la Dirección General de Crédito Público y del Tesoro Nacional.

Las cuentas por pagar y las reservas presupuestales correspondientes a la vigencia fiscal de 2005 que no se hayan ejecutado a 31 de diciembre de 2006, expiran sin excepción. En consecuencia, deben reintegrarse a la Dirección General de Crédito Público y del Tesoro Nacional.

Los recursos incorporados en el Presupuesto General de la Nación con destino a las Empresas Industriales y Comerciales del Estado y a las Sociedades de Economía Mixta con el régimen de aquellas, que no hayan sido comprometidos o ejecutados a 31 de diciembre de 2006, deben ser reintegrados por éstas a la Dirección General de Crédito Público y del Tesoro Nacional.

Parágrafo. Los reintegros de que trata el inciso primero del presente artículo deben realizarse por el ordenador del gasto y el funcionario de manejo del respectivo órgano, a más tardar el 20 de enero de 2006. Los mismos funcionarios deben reintegrar los recursos a que se refieren los incisos segundo y tercero, a más tardar el 20 de enero de 2007.

CAPÍTULO IV
DE LAS VIGENCIAS FUTURAS

Artículo 36o. Los cupos anuales autorizados para asumir compromisos de vigencias futuras no utilizados a 31 de diciembre del año en que se concede la autorización, caducan sin excepción. En los casos de licitación, concurso de méritos o cualquier otro proceso de selección, se entienden utilizados los cupos anuales de vigencias futuras con el acto de adjudicación.

Artículo 37o. Las solicitudes para comprometer recursos de la Nación, que afecten vigencias fiscales futuras de las Empresas Industriales y Comerciales del Estado o Sociedades de Economía Mixta con régimen de aquellas, deben tramitarse a través de los órganos que conforman el Presupuesto General de la Nación a los cuales estén vinculadas.

CAPÍTULO V
DISPOSICIONES VARIAS

Artículo 38o. El servidor público que reciba una orden de embargo sobre los recursos incorporados en el Presupuesto General de la Nación, incluidas las transferencias que hace la Nación a las Entidades Territoriales, está obligado a efectuar los trámites correspondientes para solicitar su desembargo. Para este efecto, solicitará a la Dirección General del Presupuesto Público Nacional del Ministerio de Hacienda y Crédito Público, la constancia sobre la naturaleza de estos recursos. La solicitud debe indicar el tipo de proceso, las partes involucradas, el despacho judicial que profirió las medidas cautelares, y el origen de los recursos que fueron embargados.

Artículo 39o. Las sentencias, conciliaciones y cesantías parciales, serán incorporadas al presupuesto de acuerdo con la disponibilidad de recursos, de conformidad con el artículo 39 del Estatuto Orgánico del Presupuesto.

Artículo 40o. Los órganos a que se refiere el artículo 3 de la presente Ley pagarán los fallos de tutela con cargo al rubro que corresponda a la naturaleza del negocio fallado. Para pagarlas, en primera instancia se deben efectuar los traslados presupuestales requeridos, con cargo a los saldos de apropiación disponibles durante la vigencia fiscal en curso.

Los Establecimientos públicos deben atender las providencias que se profieran en su contra, en primer lugar con recursos propios.

Con cargo a las apropiaciones del rubro sentencias y conciliaciones se podrán pagar todos los gastos originados en los tribunales de Arbitramento.

Artículo 41o. Las obligaciones por concepto de servicios medico-asistenciales, servicios públicos domiciliarios, gastos de operación aduanera, comunicaciones, transporte y contribuciones inherentes a la nómina, causados en el último trimestre de 2005, se pueden pagar con cargo a las apropiaciones de la vigencia fiscal de 2006.

La prima de vacaciones, la indemnización a las mismas, las cesantías, las pensiones y los impuestos, se pueden pagar con cargo al presupuesto vigente cualquiera sea el año de su causación.

Artículo 42o. Autorízase a la Nación y sus entidades descentralizadas, para efectuar cruces de cuentas entre sí, con entidades territoriales y sus descentralizadas y con las Empresas de Servicios Públicos con participación Estatal, sobre las obligaciones que recíprocamente tengan causadas. Para estos efectos se requerirá acuerdo previo entre las partes. Estas operaciones deben reflejarse en el presupuesto, conservando, únicamente, la destinación para la cual fueron programadas las apropiaciones respectivas.

En el caso de las obligaciones de origen legal que tenga la Nación y sus entidades descentralizadas para con otros órganos públicos, se debe tener en cuenta, para efectos de estas compensaciones, las transferencias y aportes, a cualquier título, que las primeras hayan efectuado a las últimas en cualquier vigencia fiscal. Si quedare algún saldo en contra de la Nación, ésta podrá sufragarlo a través de títulos de deuda pública, sin que implique operación presupuestal alguna.

Cuando se combinen las calidades de acreedor y deudor en una misma persona, como consecuencia de un proceso de liquidación o privatización de órganos nacionales de derecho público, se compensarán las cuentas automáticamente, sin operación presupuestal alguna.

Artículo 43o. La Nación podrá emitir bonos en condiciones de mercado u otros títulos de deuda pública para pagar las obligaciones financieras a su cargo causadas o acumuladas a diciembre 31 de 1993, por concepto de pasivo por pensiones y cesantías de las personas beneficiarias del extinto Fondo del Pasivo Prestacional de sector salud; para sanear los pasivos correspondientes a las cesantías de las Universidades Estatales, a que se refiere el artículo 88 de la Ley 30 de 1992, del personal administrativo y docentes no acogidos al nuevo régimen salarial. Igualmente, se podrá emitir bonos pensionales de que trata la Ley 100 de 1993, en particular para las Universidades Estatales.

La Nación podrá reconocer como deuda pública las obligaciones a cargo del Instituto Nacional de Concesiones "INCO", surgidas en los contratos con garantías por concepto de ingresos mínimos garantizados; así como también las obligaciones contraídas por el Instituto Nacional de Vías, INVIAS, en las obras de mantenimiento de los canales de acceso a los puertos a su cargo, previo reconocimiento de las mismas por parte de la dirección de la respectiva entidad. En estos casos serán reconocidas mediante la emisión de bonos u otros títulos de deuda pública en condiciones de mercado, para lo cual deberá surtirse el procedimiento previsto en el artículo 29 de la Ley 344 y sus normas reglamentarias, en lo pertinente.

Parágrafo. La emisión de los bonos o títulos de que trata el presente artículo no implica operación presupuestal y sólo debe presupuestarse para efectos de su redención. El mismo procedimiento se aplicará a los bonos que se expidan en cumplimiento del Artículo 29 de la Ley 344 de 1996. Las entidades del Presupuesto General de la Nación que utilicen este mecanismo sólo procederán con los registros contables que sean del caso para extinguir dichas obligaciones en virtud de los acuerdos de pago que suscriban con el Ministerio de Hacienda y Crédito Público.

Artículo 44o. El presupuesto inicial correspondiente a la vigencia fiscal de 2006 contiene la reducción ordenada en el artículo 31 de la Ley 344 de 1996, y en el artículo 8 de la Ley 819 de 2003. En consecuencia, para dicho año se cumple con lo establecido en las mencionadas normas.

Artículo 45o. El porcentaje de la cesión del impuesto a las ventas asignado a las Cajas Departamentales de Previsión y al Fondo de Prestaciones Sociales del Magisterio, con destino al pago de las cesantías definitivas y pensiones del personal docente nacionalizado, continuará pagándose tomando como base los convenios suscritos en virtud de lo dispuesto en la Ley 91 de 1989.

Artículo 46o. La Nación podrá aportar a la Administración Postal Nacional los recursos necesarios, para garantizar el servicio de franquicia postal previsto por la ley, así como el servicio postal inherente a la franquicia telegráfica prestado por ésta, a los órganos que hacen parte del Presupuesto General de la Nación.

La Administración Postal Nacional expedirá los respectivos paz y salvos con fundamento en el reconocimiento de la deuda que por estos conceptos realice cada uno de los órganos deudores y procederá a realizar los respectivos ajustes contables, sin operación presupuestal alguna.

Artículo 47o. La Fiscalía General de la Nación, la Policía Nacional, el Ejercito Nacional, la Armada Nacional, la Fuerza Aérea y el Departamento Administrativo de Seguridad deben cubrir con cargo a sus respectivos presupuestos los gastos del personal vinculado a dichos órganos y que conforman los Grupos de Acción Unificada por la Libertad Personal- Gaula- a que se refiere la Ley 282 de 1996.

Artículo 48o. Los órganos de que trata el artículo 3 de la presente Ley deben enviar al Departamento Nacional de Planeación, antes del 30 de marzo de 2006, el presupuesto de inversión debidamente regionalizado. El Departamento Nacional de Planeación lo remitirá a la Dirección General del Presupuesto Público Nacional, antes del 30 de abril de 2006.

Cuando se realicen modificaciones al Presupuesto que afecten la regionalización, los diferentes órganos deben remitir esta información al Departamento Nacional de Planeación, dentro del mes siguiente al perfeccionamiento de dicha operación, para que éste consolide la información y la envíe dentro de los diez (10) días siguientes a la Dirección General del Presupuesto Público Nacional.

Artículo 49o. Todos los programas y proyectos en carreteras y aeropuertos que no estén a cargo de la Nación y que estén financiados con recursos del Fondo de Inversiones para la Paz, FIP- que está adscrito a la Agencia Presidencial para la Acción y la Cooperación Internacional – ACCIÓN SOCIAL, podrán ser ejecutados por el Instituto Nacional de Vías, la Unidad Administrativa Especial de la Aeronáutica Civil, UAEAC, o mediante convenios con las entidades territoriales según sea el caso.

Artículo 50o. En desarrollo del artículo 119 del Estatuto Orgánico del Presupuesto, y para garantizar su saneamiento financiero, el Instituto de Planificación y Promoción de Soluciones Energéticas – IPSE – o quien haga sus veces, podrá capitalizar, previa consulta con los representantes legales de las entidades territoriales accionistas, en las Empresas de Servicios Públicos de Energía los activos de su propiedad que posee en el sistema interconectado y no interconectado Nacional. Una vez capitalizados estos activos, el Instituto podrá entregar a la Nación las acciones en dación en pago. También podrá adelantar las operaciones de canje de activos con los prestadores de energía de las zonas interconectadas y/o cederlos o transferirlos a la Nación. Estas transacciones no requerirán operación presupuestal alguna.

Artículo 51o. La ejecución de los recursos que se giran al Fondo Nacional de Pensiones de las entidades territoriales con cargo al Presupuesto General de la Nación, se realizará por medio de resolución expedida por el Ministerio de Hacienda y Crédito Público, ordenando el giro de los recursos. Si no fuere posible realizar el giro de los recursos a las administradoras del Fondo, bastará para el mismo efecto, que por dicha resolución se disponga la administración de los mismos por parte de la Dirección de Crédito Público y del Tesoro Nacional a través de una cuenta especial, mientras los recursos puedan ser efectivamente entregados.

Los recursos serán girados con la periodicidad que disponga el Gobierno Nacional. En el evento en que los recursos no se hayan distribuido en su totalidad entre las entidades territoriales, los no distribuidos se podrán girar a una cuenta del Fondo, administrada de la misma manera que los demás recursos del Fondo, como recursos por abonar a las cuentas correspondientes de las entidades territoriales.

Para efectos de realizar la verificación de las condiciones a las que hace referencia el parágrafo 3 del artículo 2 de la Ley 549 de 1999, el Gobierno determinará las condiciones sustanciales que deben acreditarse, los documentos que deben remitirse para el efecto, y el procedimiento con que la misma se realizará. Mientras se producen las verificaciones, se girarán los recursos en la forma prevista en el inciso anterior. Cuando se establezca que la realidad no corresponde con lo que se acreditó, se descontarán los recursos correspondientes, para efectos de ser redistribuidos, sin que dicha nueva distribución constituya un nuevo acto de ejecución presupuestal.

Artículo 52o. Los proyectos viales de las redes secundaria o terciaria y urbana, los aeropuertos, que no estén a cargo de la Nación y que hayan sido seleccionados y priorizados en los distintos departamentos durante las Audiencias Públicas celebradas en cumplimiento del artículo 6 de la Ley 812 de 2003, y demás apropiaciones programadas por la presente Ley a las entidades especializadas del sector transporte para estos propósitos, podrán ser ejecutados directamente por éstas o mediante convenios con las entidades territoriales y/o sus descentralizadas. La responsabilidad de la Nación se limitará a la ejecución de los proyectos, y dichas redes seguirán a cargo de las entidades territoriales; en ningún caso podrá modificar el mantenimiento que actualmente la Nación adelanta en vías secundarias o terciarias.

Artículo 53o. Las entidades estatales podrán constituir mediante patrimonio autónomo los fondos a que se refiere el artículo 107 de la Ley 42 de 1993. Los recursos que se coloquen en dichos fondos ampararán los bienes del Estado cuando los estudios técnicos indiquen que es más conveniente la cobertura de los riesgos con reservas públicas que con seguros comerciales.

Cuando los estudios técnicos permitan establecer que determinados bienes no son asegurables o que su aseguramiento implica costos de tal naturaleza que la relación costo-beneficio del aseguramiento es negativa, o que los recursos para autoprotección mediante fondos de aseguramiento son de tal magnitud que no es posible o conveniente su uso para tal fin, se podrá asumir el riesgo frente a estos bienes y no asegurarlos ni ampararlos con fondos de aseguramiento.

También podrán contratar un seguro de responsabilidad civil para servidores públicos, mediante el cual se ampare la responsabilidad de los mismos por actos o hechos no dolosos ocurridos en ejercicio de sus funciones, y los gastos de defensa en materia disciplinaria, penal y fiscal en que deban incurrir; estos últimos gastos excepcionalmente los podrán pagar las entidades, siempre y cuando exista decisión definitiva que exonere de toda responsabilidad y no sea condenada la contraparte a las costas del proceso.

Esta disposición será aplicable a las Empresas Industriales y Comerciales del Estado y a las sociedades de economía mixta asimiladas a estas.

Artículo 54o. La Nación- Ministerio de Minas y Energía podrá financiar en la vigencia fiscal de 2006 hasta por la suma de ciento cincuenta y cinco mil millones de pesos ($155.000.000.000), los subsidios para pagos por menores tarifas eléctricas de las Zonas Interconectadas y no Interconectadas, con los recursos del Fondo de Energía Social.

Artículo 55o. Las entidades responsables de la Atención Integral a la Población Desplazada por la Violencia, del orden nacional, departamental, municipal y distrital, de que trata el artículo 19 de la ley 387 de 1997, darán prioridad en la ejecución de sus respectivos presupuestos, a la atención de la población desplazada por la violencia, en cumplimiento de la Sentencia T-025 de 2004 proferida por la Honorable Corte Constitucional.

Las entidades del orden nacional reportarán al Ministerio de Hacienda y Crédito Público y al Departamento Nacional de Planeación, en el detalle que éstos establezcan, la información relacionada con la ejecución presupuestal de dichos recursos, la cual será enviada al Consejo Nacional de Atención Integral a la Población Desplazada por la Violencia, para informar a la Honorable Corte Constitucional sobre el cumplimiento de la Sentencia T-025 de 2004.

Artículo 56o. El Gobierno Nacional, con cargo a las apropiaciones de la presente vigencia fiscal podrá otorgar créditos que podrán ser condonables al Instituto de Seguro Social, a las Empresas Sociales del Estado creadas mediante Decreto 1750 de 2003, a la Caja de Previsión Social de Comunicaciones, con el objeto de apoyar sus procesos de reestructuración, en las condiciones que establezca la Dirección General de Crédito Público y del Tesoro Nacional. El incumplimiento de dichas condiciones dará lugar a la exigibilidad de los créditos.

Artículo 57o. A partir de la vigencia fiscal de 2006 los cupos autorizados de vigencias futuras previstos en el presupuesto de gastos de inversión del Ministerio de Hacienda y Crédito Público asociados a los aportes a FOGAFIN para capitalización de entidades financieras públicas y para capitalización de entidades públicas para saneamiento y fortalecimiento patrimonial de entidades financieras públicas, se apropiarán en el Servicio de la Deuda Pública Nacional. El Ministerio de Hacienda y Crédito Público efectuará las operaciones necesarias para su implementación.

Artículo 58o. De conformidad con lo previsto en el artículo 310 de la Constitución Política y la Ley 47 de 1993, las liquidaciones de las rentas de destinación específica de que trata el numeral 3 del artículo 359 de la Constitución Política, se harán efectivas por el Gobierno Nacional, sin efectuar las deducciones establecidas en el artículo 7 de la Ley 225 de 1995.

Artículo 59o. La ejecución de las apropiaciones para los nuevos proyectos de concesión vial a nivel nacional, por parte del Instituto Nacional de Concesiones para la vigencia fiscal de 2006, se sujetará al recaudo efectivo de los recursos provenientes de la terminación de la relación contractual con el Concesionario del Magdalena Medio S.A. – COMMSA.

Artículo 60o. Los contribuyentes del impuesto sobre la renta y complementarios y demás impuestos a cargo de la Nación, podrán cancelar el valor total a pagar, en una o varias cuotas.

El número de cuotas, el valor de cada una de ellas y las fechas de su pago, serán establecidas anualmente mediante decreto, por el Ministerio de Hacienda o quien haga sus veces.

Artículo 61o. Con el fin de contribuir al saneamiento del Fondo Nacional del Café y a la estabilización del ingreso del caficultor, existirá una contribución con cargo al caficultor, destinada al Fondo Nacional del Café, que será de dos centavos de dólar (US$0,02) por libra de café que se exporte siempre y cuando el precio sea superior a sesenta centavos de dólar (US$0,60) y que estará vigente hasta el treinta y uno (31) de diciembre del año 2006.

Artículo 62o. El Ministerio de Comercio, Industria y Turismo entregará en comodato al Municipio de Buenaventura, por el tèrmino de cinco (5) años prorrogables, el inmueble de la Nación ubicado donde funcionó la Zona Franca de la Ciudad de Buenaventura para que a través de su explotación comercial efectúe el pago de los pasivos contemplados en el acuerdo de reestructuración suscrito dentro del contèxto de la Ley 550 de 1999, y se efectúen programas de inversión social. Derógase el artículo 18 de la Ley 710 de 2001.

Parágrafo 1. El inmueble de que trata la presente ley se destinará exclusivamente a actividades económicas relacionadas con la expansión portuaria, el desarrollo logístico y la exportación de bienes o servicios en la ciudad de Buenaventura. En caso de incumplimiento, el Municipio de Buenaventura no podrá excusarse de restituir el lote reteniéndolo para seguridad de lo que le deba la Nación.

Parágrafo 2. En caso de contravención, el Ministerio de Comercio, Industria y Turismo exigirá al Municipio la reparación de todo perjuicio y la restitución inmediata, aún cuando para la restitución no se haya cumplido el plazo. Los impuestos, contribuciones y tasas del orden municipal, departamental o nacional, incluido el impuesto predial unificado, se cancelarán por parte del municipio con cargo a las rentas que se originen de la explotación comercial del inmueble en mención.

Artículo 63o. Los rendimientos financieros provenientes de las transferencias hechas por el Fondo Nacional de Regalías, a las entidades públicas del orden nacional, entidades territoriales de cualquier orden o a las empresas industriales y comerciales del Estado, que a la vigencia de la presente ley se encuentren en sus respectivas tesorerías, se incorporarán a sus respectivos presupuestos y solo podrán ser destinados a financiar proyectos de inversión para los fines a que inicialmente se asignaron.

Artículo 64o. Con el fin de dar cumplimiento a lo establecido en los artículos 36 y 41 de la Ley 715 de 2001 y 80 de la Ley 812 de 2003, se pagarán contra las apropiaciones y excedentes de los recursos del Sistema General de Participaciones, los saldos que resulten del reconocimiento de los costos del servicio educativo ordenados por la Constitución y la Ley y las deudas por concepto de las homologaciones de cargos administrativos del sector. El Ministerio de Educación Nacional revisará las liquidaciones presentadas por las entidades territoriales y certificará el monto por reconocer. El plazo para firmar los acuerdos de pago del saneamiento de que habla el artículo 80 de la Ley 812 de 2003 se ampliará hasta el 2006

Artículo 65o. Aclárase el inciso 5 del artículo 24 de la Ley 715 de 2001 en el sentido de que el valor máximo al cual allí se hace referencia es el equivalente hasta la mitad del incremento real adicional a que se refiere el acto legislativo 01 de 2001 de los recursos del Sistema General de Participaciones, para pago de ascensos en el escalafón a los docentes o directivos docentes. Lo que supere este límite deberá ser financiado con recursos de libre destinación del Sistema General de Participaciones de la respectiva entidad territorial.

Artículo 66o. Los recursos provenientes de las transferencias que la nación gira a los departamentos de acuerdo a lo establecido en el art. 309 de la C.N., no serán objeto de cuota de auditaje.

Artículo 67o. Modifícase el artículo 80 de la Ley 633 de 2000, el cual quedará así: De conformidad con los artículos 64, 65 y 66 de la Constitución Política, la Nación asignará un monto suficiente de recursos destinados a cubrir el valor correspondiente al (50%) del costo de la energía eléctrica, debidamente comprobado por las electrificadoras de cada región, de los usuarios de los Distritos de riego y de los Distritos de riego administrados por el Estado o por las asociaciones de usuarios debidamente reconocidas por el Ministerio de Agricultura y Desarrollo Rural.

Parágrafo 1. Para el caso de los usuarios de los Distritos de riego cuya facturación sea individual este beneficio se otorgará para aquellos que no posean más de cincuenta (50) hectáreas.

Parágrafo 2. Para efectos de la clasificación de los usuarios del servicio de energía según la Ley 142 de 1994, la utilización de la energía eléctrica para riego dirigido a la producción agropecuaria se clasificará dentro de la clase especial, la cual no pagará contribución. Además con el objeto de comercializar la energía eléctrica, los usuarios en los Distritos de riego y los Distritos de riego se clasificarán como usuarios no regulados.

Artículo 68o. Destínense $60 mil millones, mediante créditos condonables, para los hospitales San Juan de Dios de Bogotá e Instituto Materno Infantil, de los cuales $30 mil millones se trasladan de los recursos que ya han sido asignados para el proyecto "Mejoramiento, fortalecimiento y ajuste de la gestión de las instituciones de la red pública hospitalaria del país".

Artículo 69o. Para todos los efectos prestacionales y de bonificaciones los Secretarios Generales, Subsecretarios Generales y de Comisión del Congreso de la República, tendrán los mismos derechos y garantías que los altos funcionarios del Estado.

Artículo 70o. En el rubro destinado para adquisición de tierras incluir la expresión "comunidades campesinas y afrocolombianas".

Artículo 71o. Los recursos presupuestados al proyecto CAPACITACIÓN JOVENES EN ACCIÓN del Servicio Nacional de Aprendizaje - SENA se destinarán inicialmente para la atención de la población desplazada por la violencia, en cumplimiento de la Sentencia T-025 de 2004 proferida por la Honorable Corte Constitucional. Una vez se cubra la demanda de la población desplazada, los recursos se podrán destinar a población no desplazada.

Artículo 72o. La defensa judicial y disciplinaria de los miembros de las Fuerzas Militares o de la Policía Nacional por hechos no dolosos ni gravemente culposos relacionados con el servicio, podrá ser asumida con recursos del Presupuesto General de la Nación, en los términos y cuantías que señale el reglamento. Para tal fin, los recursos incorporados en la presente Ley que se destinen a la defensa judicial o disciplinaria de los miembros de las Fuerzas Militares o de Policía serán administrados en una cuenta especial, la cual podrá recibir aportes de cooperación internacional, donaciones de personas naturales y jurídicas y demás contribuciones que de acuerdo con la ley se destinen a tales fines.

Artículo 73o. La Caja Promotora de Vivienda Militar y de Policía, de acuerdo con su disponibilidad presupuestal, podrá otorgar el subsidio de vivienda de que trata el artículo 24 del Decreto Ley 353 de 1994, modificado por el artículo 14 de la Ley 973 de 2005, al soldado profesional que a partir de la vigencia de la citada ley haya obtenido asignación de retiro o pensión, o que la obtenga en la vigencia fiscal de 2006.

Artículo 74o. De conformidad con el artículo 45 del Decreto-Ley 760 de 2005 y para financiar los costos que se destinen para el fin allí establecido, la Comisión Nacional del Servicio Civil cobrará, una suma equivalente a un salario mínimo legal diario para los empleados pertenecientes a los niveles técnicos y asistenciales, y de un día y medio de salario mínimo legal diario para los empleados pertenecientes a los demás niveles, a cargo de los aspirantes, como derechos que se causen por la participación en los concursos de ingreso en empleos de carrera administrativa o en ascenso en la misma. El recaudo lo hará la Comisión Nacional del Servicio o quien esta delegue.

Si el valor recaudado es insuficiente para atender los costos que genere el proceso de selección, el faltante será cubierto por la respectiva entidad que requiera proveer el cargo, de conformidad con lo señalado por el artículo 30 de la Ley 909 de 2004.

Artículo 75o. La administración y enajenación de los activos y demás bienes que formen parte del Fondo para la Rehabilitación, Inversión Social y Lucha contra el Crimen Organizado (FRISCO), se hará por la Dirección Nacional de Estupefacientes de conformidad con normas de derecho privado y observando los principios del artículo 209 de la Constitución. Para el efecto, el Consejo Nacional de Estupefacientes expedirá el correspondiente instructivo.

Artículo 76o. De los recursos programados en el Incoder para compra de tierras para campesinos, indígenas y afrocolombianos, se destinarán $1.6 mm. Para la ampliación y saneamiento del resguardo indígena del predio Putumayo con la compra a la Caja Agraria en liquidación de 802 hectáreas que posee en el predio denominado Casa Arana.

Artículo 77o. Para los efectos de la ejecución presupuestal, de los organismos de control, estos podrán apropiar y ejecutar gastos de inversión-, los cuales no estarán sujetos a las restricciones que estén consignadas en otras normas legales.

Artículo 78o. Lo ordenado en el Decreto 3552 de 2003 artículo 26, se aplicará también al servicio de protección y vigilancia de la Rama Legislativa del Poder Público, en desarrollo de las normas generales señaladas en la Ley 4 de 1992.

Artículo 79o. Modifíquese los artículos 1 y 11 de la Ley 901 de 2004 los cuales quedarán así:

ARTICULO 1o. Prorróguese hasta el 31 de diciembre de 2006, la vigencia de los artículos 1o, 2o, 3o, 4o, 5o, 6o, 7o, 8o, 9o, 10, 11 y 17 de la Ley 716 de 2001.

ARTICULO 11. VIGENCIA Y DEROGATORIAS. La presente ley rige a partir de la fecha de su publicación, su vigencia será hasta el treinta y uno (31) de diciembre de dos mil seis (2006), con excepción del parágrafo 3o del artículo 4o y el artículo 17 de la Ley 716 de 2001 y los artículos 10 y 11 de la Ley 901 de 2004 y deroga las demás normas que le sean contrarias.

Artículo 80o. La presente Ley rige a partir de la fecha de su publicación y surte efectos fiscales a partir del 1 de enero de 2006.

EL PRESIDENTE DEL HONORABLE SENADO DE LA REPUBLICA

(Fdo.) CLAUDIA BLUM DE BARBERI

EL SECRETARIO GENERAL DEL HONORABLE SENADO DE LA REPUBLICA

(Fdo.) EMILIO RAMON OTERO DAJUD

EL PRESIDENTE DE LA HONORABLE CAMARA DE REPRESENTANTES

(Fdo.) JULIO E. GALLARDO ARCHBOLD

EL SECRETARIO GENERAL DE LA HONORABLE CAMARA DE REPRESENTANTES

(Fdo.) ANGELINO LIZCANO RIVERA

REPUBLICA DE COLOMBIA - GOBIERNO NACIONAL
PUBLÍQUESE Y CÚMPLASE

Dada en Bogotá D.C., a los

(Fdo.) ALBERTO CARRASQUILLA BARRERA
Ministro de Hacienda y Crédito Público